GREAT-WEST
LIFECO INC.

May 12, 2008

[redacted]

08002543

SEC
Mail Processing
Section

MAY 13 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending March 31, 2008;
- Interim MD&A for the period ending March 31, 2008;
- CEO/CFO Certification dated May 1, 2008;
- Press Release dated May 1, 2008 announcing first quarter results
- Material Change Report effective May 1, 2008, and
- Report of Voting Results.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
MAY 20 2008
THOMSON REUTERS

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist

Encls.

5/15

Direct Line: (204) 946-8795
Fax Line: (204) 946-4139
E-mail: cone@gwl.ca

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31 2008	2007
Income		
Premium income	$ 16,790	$ 5,342
Net investment income (note 4)		
Regular net investment income	1,352	1,394
Changes in fair value on held for trading assets	(940)	(417)
Total net investment income	412	977
Fee and other income	797	553
	17,999	6,872
Benefits and expenses		
Policyholder benefits	3,689	5,200
Policyholder dividends and experience refunds	347	165
Change in actuarial liabilities	12,248	(24)
Total paid or credited to policyholders	16,284	5,341
Commissions	322	340
Operating expenses	648	457
Premium taxes	52	57
Financing charges (note 6)	106	51
Amortization of finite life intangible assets	10	8
Net income from continuing operations before income taxes	577	618
Income taxes - current	120	124
- future	(11)	(11)
Net income from continuing operations before non-controlling interests	468	505
Non-controlling interests (note 8)	(157)	33
Net income from continuing operations	625	472
Net income from discontinued operations (note 2)	43	56
Net income	668	528
Perpetual preferred share dividends	14	14
Net income - common shareholders	$ 654	$ 514
Earnings per common share (note 13)		
Basic	$ 0.732	$ 0.576
Diluted	$ 0.728	$ 0.572

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	March 31, 2008	December 31, 2007	March 31, 2007
Assets			
Bonds (note 4)	**$ 66,935**	$ 65,069	$ 74,586
Mortgage loans (note 4)	**16,358**	15,869	15,356
Stocks (note 4)	**6,415**	6,543	5,621
Real estate (note 4)	**2,691**	2,547	2,224
Loans to policyholders	**6,521**	6,317	6,731
Cash and cash equivalents	**3,416**	3,650	2,693
Funds held by ceding insurers	**14,393**	1,512	1,866
Assets of operations held for sale (note 2)	**670**	697	828
Goodwill	**6,325**	6,295	5,391
Intangible assets	**4,023**	3,917	1,560
Other assets	**5,993**	5,972	4,583
Total assets	**$ 133,740**	$ 118,388	$ 121,439
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 102,195**	$ 87,681	$ 92,689
Provision for claims	**1,340**	1,315	1,231
Provision for policyholder dividends	**622**	600	578
Provision for experience rating refunds	**218**	310	174
Policyholder funds	**2,292**	2,160	2,163
	106,667	92,066	96,835
Debentures and other debt instruments (note 7)	**5,155**	5,241	1,960
Funds held under reinsurance contracts	**169**	164	1,964
Other liabilities	**5,129**	5,211	3,939
Liabilities of operations held for sale (note 2)	**396**	428	602
Repurchase agreements	**689**	344	896
Deferred net realized gains	**180**	179	188
	118,385	103,633	106,384
Preferred shares (note 9)	**797**	786	825
Capital trust securities and debentures	**636**	639	634
Non-controlling interests			
Participating account surplus in subsidiaries	**1,952**	2,103	2,042
Preferred shares issued by subsidiaries	**157**	157	209
Perpetual preferred shares issued by subsidiaries	**151**	152	154
Non-controlling interests in capital stock and surplus	**11**	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,714**	4,709	4,687
Accumulated surplus	**6,992**	6,599	5,772
Accumulated other comprehensive income	**(1,190)**	(1,533)	(396)
Contributed surplus	**36**	34	29
	11,651	10,908	11,191
Total liabilities, share capital and surplus	**$ 133,740**	$ 118,388	$ 121,439

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(373)
Net income	**668**	528
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(14)
Common shareholders	**(261)**	(227)
Balance, end of period	**$ 6,992**	$ 5,772
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	262
Other comprehensive income	**343**	(111)
Balance, end of period	**$ (1,190)**	$ (396)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense	**2**	1
Balance, end of period	**$ 36**	$ 29

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Net income	**$ 668**	$ 528
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations	**456**	(75)
Unrealized gains (losses) on available for sale assets	**(49)**	(15)
Reclassification of realized (gains) losses on available for sale assets	**(10)**	(21)
Unrealized gains (losses) on cash flow hedges	**(46)**	-
Non-controlling interests	**(8)**	-
	343	(111)
Comprehensive income	**$ 1,011**	$ 417

Income tax (expense) benefit included in other comprehensive income

	For the three months ended March 31	
	2008	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**22**	4
Reclassification of realized (gains) losses on available for sale assets	**3**	7
Unrealized gains (losses) on cash flow hedges	**25**	-
Non-controlling interests	**2**	-
	$ 52	$ 11

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Operations		
Net income	**$ 668**	$ 528
Adjustments:		
Change in policy liabilities	**(250)**	(52)
Change in funds held by ceding insurers	**(18)**	288
Change in funds held under reinsurance contracts	**(1)**	26
Change in current income taxes payable	**(171)**	(44)
Future income tax expense	**(11)**	(11)
Changes in fair value of financial instruments	**951**	415
Other	**(385)**	(972)
Cash flows from operations	**783**	178
Financing Activities		
Issue of common shares	**5**	11
Repayments on credit facility	**(235)**	-
Increase in line of credit in subsidiary	**80**	-
Repayment of debentures and other debt instruments	**(2)**	(9)
Dividends paid	**(275)**	(241)
	(427)	(239)
Investment Activities		
Bond sales and maturities	**4,644**	6,532
Mortgage loan repayments	**376**	469
Stock sales	**389**	353
Real estate sales	**100**	19
Change in loans to policyholders	**(37)**	(34)
Change in repurchase agreements	**369**	(427)
Investment in bonds	**(5,342)**	(5,943)
Investment in mortgage loans	**(712)**	(594)
Investment in stocks	**(448)**	(572)
Investment in real estate	**(100)**	(113)
	(761)	(310)
Effect of changes in exchange rates on cash and cash equivalents	**168**	(16)
Decrease in cash and cash equivalents	**(237)**	(387)
Cash and cash equivalents from continuing ($3,650) and discontinued operations ($26), beginning of year	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**(23)**	(3)
Cash and cash equivalents from continuing operations, end of period	**$ 3,416**	$ 2,693

Notes to Consolidated Financial Statements *(unaudited)*

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in cash and will retain an estimated U.S. $750 million representing the amount of equity invested in the business at the closing date. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	March 31, 2008	March 31, 2007
Income		
Premium income	$ 224	$ 271
Net investment income	11	25
Fee and other income	164	211
	399	507
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	191	243
Other	145	183
Net income from discontinued operations before income taxes	63	81
Income taxes	20	25
Net income from discontinued operations	$ 43	$ 56

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	March 31, 2008	December 31, 2007	March 31, 2007
Assets			
Bonds	$ 184	$ 241	$ 275
Cash and cash equivalents	23	26	3
Goodwill	49	47	49
Intangible assets	11	11	6
Other assets	403	372	495
Assets of operations held for sale	$ 670	$ 697	$ 828
Liabilities			
Policy liabilities	$ 231	$ 248	$ 333
Other liabilities	165	180	247
Repurchase agreements	-	-	22
Liabilities of operations held for sale	$ 396	$ 428	$ 602

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance March 31, 2008
Compensation costs	$ 133	$ (27)	$ (15)	$ (6)	$ 85
Exiting and consolidating operations	22	(6)	-	-	16
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (15)	$ (6)	$ 129
Accrued on acquisition	$ 154	$ (34)	$ (15)	$ (6)	$ 99
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (15)	$ (6)	$ 129

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

March 31, 2008	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,895	$ 16,892	$ 645	$ 1,786	$ 1,951	$ -	$ -	$ 21,218
- corporate	2,917	34,781	1,053	6,966	7,141	-	-	45,717
	4,812	51,673	1,698	8,752	9,092	-	-	66,935
Mortgage loans								
- residential	-	-	-	7,066	7,271	-	-	7,066
- non-residential	-	-	-	9,292	9,405	-	-	9,292
	-	-	-	16,358	16,676	-	-	16,358
Stocks	1,426	4,666	-	-	-	323	416	6,415
Real estate	-	-	-	-	-	2,691	2,940	2,691
	$ 6,238	$ 56,339	$ 1,698	$ 25,110	$ 25,768	$ 3,014	$ 3,356	$ 92,399

December 31, 2007

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

March 31, 2007

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,879	$ 21,319	$ 1,013	$ 2,240	$ 2,275	$ -	$ -	$ 26,451
- corporate	3,097	36,813	615	7,610	8,405	-	-	48,135
	4,976	58,132	1,628	9,850	10,680	-	-	74,586
Mortgage loans								
- residential	-	-	-	7,259	7,435	-	-	7,259
- non-residential	-	-	-	8,097	8,203	-	-	8,097
	-	-	-	15,356	15,638	-	-	15,356
Stocks	896	4,416	-	-	-	309	449	5,621
Real estate	-	-	-	-	-	2,224	2,689	2,224
	$ 5,872	$ 62,548	$ 1,628	$ 25,206	$ 26,318	$ 2,533	$ 3,138	$ 97,787

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	March 31, 2008	December 31, 2007	March 31, 2007
Bonds	**$ 19**	$ 33	$ 77
Mortgage loans	**9**	9	25
	$ 28	$ 42	$ 102

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the three months ended March 31, 2008			For the three months ended March 31, 2007		
	Bonds	**Mortgage Loans**	**Total**	Bonds	Mortgage Loans	Total
Balance, beginning of year	**$ 34**	**$ 19**	**$ 53**	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	**-**	**-**	**-**	(1)	-	(1)
Write-offs, net of recoveries	**(6)**	**-**	**(6)**	-	-	-
Other (including foreign exchange rate changes)	**1**	**1**	**2**	(1)	-	(1)
Balance, end of period	**$ 29**	**$ 20**	**$ 49**	$ 42	$ 30	$ 72

(c) Net investment income is comprised of the following:

For the three months ended March 31, 2008	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 890	$ 228	$ 45	$ 35	$ 128	$ 1,326
Net realized gains (losses) *(available for sale)*	13	-	-	-	-	13
Net realized gains (losses) *(other classifications)*	6	6	5	-	-	17
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	11	-	11
Other income and expenses	-	-	-	-	(15)	(15)
	909	234	50	46	113	1,352
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	21	-	-	-	-	21
Net realized/ unrealized gains (losses) *(designated held for trading)*	(683)	(242)	-	-	(36)	(961)
	(662)	(242)	-	-	(36)	(940)
Net investment income	$ 247	$ (8)	$ 50	$ 46	$ 77	$ 412

For the three months ended March 31, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 903	$ 224	$ 43	$ 35	$ 152	$ 1,357
Net realized gains (losses) *(available for sale)*	25	-	3	-	-	28
Net realized gains (losses) *(other classifications)*	2	6	-	-	-	8
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	930	230	46	54	134	1,394
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(3)	-	-	-	-	(3)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(481)	-	79	-	(12)	(414)
	(484)	-	79	-	(12)	(417)
Net investment income	$ 446	$ 230	$ 125	$ 54	$ 122	$ 977

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has enterprise-wide policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is avoided by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	March 31, 2008
Cash and cash equivalents	$ 3,439
Bonds	
Held for trading	53,460
Available for sale	4,907
Amortized cost	8,752
Mortgage loans	16,358
Loans to policyholders	6,521
Other financial assets	27,769
Derivative assets	710
Total balance sheet maximum credit exposure	$ 121,916

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

	March 31, 2008
Bonds issued or guaranteed by:	
Canadian federal government	$ 1,610
Canadian provincial and municipal governments	4,795
U.S. Treasury and other U.S. agencies	4,619
Other foreign governments	8,688
Total government issued or government bonds	19,712
Corporate bonds by industry sector:	
Asset-backed securities	8,117
Communications	1,370
Consumer staples and discretionary	4,428
Financials	14,653
Healthcare	1,270
Industrials	2,613
Utilities and energy	8,435
Other	3,848
Total corporate	44,734
Short term bonds	2,489
	$ 66,935
Canada	$ 25,241
United States	16,771
Europe/Reinsurance	24,923
	$ 66,935

The following table provides details of the carrying value of mortgage loans by geographic location:

	March 31, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,791	$ 4,712	$ 5,441	$ 11,944
United States	-	527	1,211	1,738
Europe/Reinsurance	-	31	2,645	2,676
Total mortgages	$ 1,791	$ 5,270	$ 9,297	$ 16,358

(iii) Asset Quality

Bond Portfolio Quality

	March 31, 2008
AAA	$ 28,518
AA	10,716
A	16,965
BBB	7,799
BB and lower	448
	64,446
Short term bonds	2,489
Total bonds	$ 66,935

Derivative Portfolio Quality

	March 31, 2008
Over-the-counter contracts (counterparty ratings):	
AAA	$ 2
AA	460
A	249
Total	$ 711

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At March 31, 2008, the Company held assets of $8 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 5,153	$ 1,845	$ 1	$ 1	$ 1	$ 716	$ 2,589
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 6,709	$ 1,845	$ 1	$ 1	$ 1	$ 1,273	$ 3,588

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($191 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.
- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.
- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to additionally increase non-participating actuarial liabilities by approximately $20. A 10% decrease in foreign currency rates would be expected to additionally decrease non-participating actuarial liabilities by approximately $20.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate and permanent 1% increase or an immediate and permanent 1% decrease in the level of interest rates at all future dates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $28.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $150.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $55. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $64.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended March 31	
	2008	2007
Interest on long-term debentures and other debt instruments	**$ 75**	$ 30
Dividends on preferred shares classified as liabilities	**9**	9
Unrealized losses (gains) on preferred shares classified as held for trading	**11**	(2)
Other	**2**	5
Interest on capital trust debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Total	**$ 106**	$ 51

7. Debentures and Other Debt Instruments

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the line to repay the U.S. $150 demand promissory note. There was U.S. $80 outstanding under the line of credit at March 31, 2008.

During the first quarter of 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. The outstanding balance of this credit facility at March 31, 2008 and December 31, 2007 respectively was $1,664 ($998 Canadian and U.S. $647) and $1,873 ($1,233 Canadian and U.S. $647).

8. Non-Controlling Interests

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the three months ended March 31, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(12) for Series E (for the three months ended March 31, 2007, $2 for Series D and $0 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	March 31, 2008		December 31, 2007		March 31, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**358,243**	**5**	2,609,850	33	993,457	11
Balance, end of period	**894,119,882**	**$ 4,714**	893,761,639	$ 4,709	892,145,246	$ 4,687

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

GREAT-WEST
LIFECO INC.

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

	March 31, 2008	December 31, 2007	March 31, 2007
Capital Available:			
Tier 1 Capital			
Common shares	**$ 6,116**	$ 6,116	$ 6,116
Shareholder surplus	**4,921**	4,672	4,081
Qualifying non-controlling interests	**151**	152	154
Innovative instruments	**634**	636	631
Other Tier 1 Capital Elements	**1,621**	1,337	1,775
Gross Tier 1 Capital	**13,443**	12,913	12,757
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	**5,708**	5,724	5,725
Other deductions	**1,347**	1,219	1,132
Net Tier 1 Capital	**6,388**	5,970	5,900
Tier 2 Capital			
Tier 2A	**447**	456	548
Tier 2B allowed	**501**	502	502
Tier 2C	**1,322**	1,262	1,178
Tier 2 Capital Allowed	**2,270**	2,220	2,228
Total Tier 1 and Tier 2 Capital	**8,658**	8,190	8,128
Less: Deductions/Adjustments	**124**	101	205
Total Available Capital	**$ 8,534**	$ 8,089	$ 7,923
Capital Required:			
Assets Default & market risk	**$ 1,487**	$ 1,457	$ 1,336
Insurance Risks	**1,735**	1,675	1,690
Interest Rate Risks	**1,026**	888	872
Other	**(57)**	(76)	(135)
Total Capital Required	**$ 4,191**	$ 3,944	$ 3,763
MCCSR ratios:			
Tier 1	**152%**	151%	157%
Total	**204%**	205%	211%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 GWL&A has estimated the risk-based capital (RBC) ratio to be 586%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

11. Stock Based Compensation

110,000 options were granted under the Company's stock option plan for the three months ended March 31, 2008 (1,749,000 options were granted during the first quarter of 2007). The weighted fair value of options granted during the three months ended March 31, 2008 were $3.13 per option ($7.49 per option during the three months ended March 31, 2007). Compensation expense of $2 after-tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2008 ($1 after-tax for the three months ended March 31, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2008	2007
Pension benefits	**$ 13**	$ 11
Other benefits	**3**	5
Total	**$ 16**	$ 16

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2008	2007
(a) Earnings		
Net income from continuing operations	$ 625	$ 472
Net income from discontinued operations	43	56
Net income	$ 668	$ 528
Perpetual preferred share dividends	14	14
Net income - common shareholders	$ 654	$ 514
(b) Number of common shares		
Average number of common shares outstanding	893,862,214	891,567,961
Add:		
- Potential exercise of outstanding stock options	4,838,672	6,958,935
Average number of common shares outstanding - diluted basis	898,700,886	898,526,896
Basic earnings per common share		
From continuing operations	$ 0.684	$ 0.513
From discontinued operations	0.048	0.063
	$ 0.732	$ 0.576
Diluted earnings per common share		
From continuing operations	$ 0.680	$ 0.510
From discontinued operations	0.048	0.062
	$ 0.728	$ 0.572

14. Accumulated Other Comprehensive Income

	For the three months ended March 31, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ 81	$ (1,533)
Other comprehensive income	456	(84)	(71)	301	(10)	291
Income tax	-	25	25	50	2	52
	456	(59)	(46)	351	(8)	343
Balance, end of period	$ (1,345)	$ 115	$ (33)	$ (1,263)	$ 73	$ (1,190)

	For the three months ended March 31, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ 44	$ (547)
Opening transition adjustment	-	383	-	383	(19)	364
Income tax	-	(107)	-	(107)	5	(102)
	-	276	-	276	(14)	262
Other comprehensive income	(75)	(47)	-	(122)	-	(122)
Income tax	-	11	-	11	-	11
	(75)	(36)	-	(111)	-	(111)
Balance, end of period	$ (666)	$ 240	$ -	$ (426)	$ 30	$ (396)

15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

GREAT-WEST LIFECO INC.

16. Segmented Information
Consolidated Operations
For the three months ended March 31, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,977	$ 853	$ 13,960	$ -	$ 16,790
Net investment income					
Regular net investment income	624	316	419	(7)	1,352
Changes in fair value on held for trading assets	(88)	(220)	(632)	-	(940)
Total net investment income	536	96	(213)	(7)	412
Fee and other income	265	378	154	-	797
Total income	2,778	1,327	13,901	(7)	17,999
Benefits and expenses:					
Paid or credited to policyholders	1,868	914	13,502	-	16,284
Other	546	396	185	1	1,128
Amortization of finite life intangible assets	4	5	1	-	10
Net operating income before income taxes	360	12	213	(8)	577
Income taxes	81	(7)	36	(1)	109
Net income before non-controlling interests	279	19	177	(7)	468
Non-controlling interests	19	(175)	(1)	-	(157)
Net income from continuing operations	260	194	178	(7)	625
Net income from discontinued operations	-	43	-	-	43
Net income	260	237	178	(7)	668
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 249	$ 237	$ 175	$ (7)	$ 654

For the three months ended March 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,805	$ 603	$ 2,934	$ -	$ 5,342
Net investment income					
Regular net investment income	625	357	411	1	1,394
Changes in fair value on held for trading assets	(31)	37	(423)	-	(417)
Total net investment income	594	394	(12)	1	977
Fee and other income	255	136	162	-	553
Total income	2,654	1,133	3,084	1	6,872
Benefits and expenses:					
Paid or credited to policyholders	1,768	846	2,727	-	5,341
Other	578	155	171	1	905
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	304	129	185	-	618
Income taxes	44	37	32	-	113
Net income before non-controlling interests	260	92	153	-	505
Non-controlling interests	24	6	3	-	33
Net income from continuing operations	236	86	150	-	472
Net income from discontinued operations	-	56	-	-	56
Net income	236	142	150	-	528
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 225	$ 142	$ 147	$ -	$ 514

17. Subsequent Events

(a) On April 1, 2008, GWL&A completed the previously announced sale of its health care business, Great-West Healthcare (refer to note 2).

(b) On April 18, 2008, the Company repaid $1,085 ($730 Canadian and U.S. $345) on its one year credit facility with a Canadian chartered bank. As a result, the outstanding balance of the credit facility is $579 ($268 Canadian and U.S. $302).

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2008

Dated: May 1, 2008

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2008 compared with the three months ended March 31, 2007. The MD&A provides an overall discussion, followed by analysis of the performance of its three major reportable segments: Canada, United States and Europe.

DISCONTINUED OPERATIONS
On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) had completed the sale of its health care business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. GWL&A received consideration of US$1.5 billion in cash and retained approximately US$750 million representing the amount of equity invested in the health care business at close.

The operating results and assets and liabilities of the health care business have been treated as discontinued operations in the financial statements of the Company. As a result, amounts pertaining to the discontinued U.S. Healthcare operations have been removed from the financial statements for 2008 and 2007. Net income from discontinued operations is shown as a separate line item on the Summary of Consolidated Operations. In this MD&A, unless otherwise indicated, comparative amounts for 2007 have been restated to exclude amounts pertaining to Discontinued Operations.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES
The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action including statements made by the Company with respect to the expected benefits of acquisitions or divestitures are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors, including factors set out under "Risk Management and Control Practices" in the 2007 Annual MD&A, and any listed in other filings with securities regulators, which are available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "net income – adjusted", "earnings before adjustments", "constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

CONSOLIDATED OPERATING RESULTS

Selected consolidated financial information
(in $ millions, except per share amounts)

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits:			
Life insurance, guaranteed annuities and insured health products	**$ 16,790**	$ 5,342	-
Self-funded premium equivalents (ASO contracts)	**585**	568	3%
Segregated funds deposits:			
Individual products	**2,018**	2,701	-25%
Group products	**1,541**	1,716	-10%
Proprietary mutual funds deposits (1)	**8,844**	220	-
Total premiums and deposits	**29,778**	10,547	182%
Fee and other income	**797**	553	44%
Paid or credited to policyholders	**16,284**	5,341	-
Net income - common shareholders			
Continuing operations - adjusted (3)	**493**	458	8%
Discontinued operations (2)	**43**	56	-23%
Net income - adjusted (3)	**536**	514	4%
Adjustments after tax (3)	**118**	-	-
Net income	**654**	514	27%
Per common share			
Basic earnings - adjusted (3)	**$ 0.600**	$ 0.576	4%
Adjustments after tax	**0.132**	-	-
Basic earnings	**0.732**	0.576	27%
Dividends paid	**0.2925**	0.255	15%
Book value	**11.80**	11.31	4%
Return on common shareholders' equity (12 months)			
Net income - adjusted (3)	**21.1%**	20.4%	
Net income	**21.3%**	20.4%	
At March 31			
Total assets	**$ 133,740**	$ 121,439	10%
Segregated funds net assets	**89,092**	92,663	-4%
Proprietary mutual funds net assets	**175,880**	2,098	-
Total assets under administration	**$ 398,712**	$ 216,200	84%
Share capital and surplus	**$ 11,651**	$ 11,191	4%

(1) Includes Putnam Investments, LLC mutual funds deposits.
(2) Represents the operating results of GWL&A, an indirect wholly-owned subsidiary of Lifeco, health care business which was sold effective April 1, 2008.
(3) During the first quarter of 2008, net income attributable to common shareholders was increased by $118 million or $0.132 per common share as a result of the following items in the Company's United States segment:
(a) A gain realized in connection with the termination of a long-standing assumption reinsurance agreement ($176 million after-tax or $0.197 per common share) as described in Note 8 to the interim consolidated financial statements.
(b) Reserve strengthening in GWL&A's continuing operations (($58) million after-tax or ($0.065) per common share) as described in Note 2 to the interim consolidated financial statements.
Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated excluding third quarter 2007 non-recurring items.

REINSURANCE TRANSACTION

Standard Life Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities (the "Standard Life transaction"). The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding issuers and policyholders liabilities by approximately $12.5 billion.

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of The Great-West Life Assurance Company (Great-West Life) and its operating subsidiaries London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), Great-West Life & Annuity Insurance Company (GWL&A) and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

Lifeco's net income attributable to common shareholders for the period ended March 31, 2008 was $654 million compared to $514 million reported a year ago, an increase of 27%. On a per share basis, this represents $0.732 per common share ($0.728 diluted) for the first quarter of 2008 compared to $0.576 per common share ($0.572 diluted) a year ago.

The 2008 results include two non-recurring items totaling $118 million consisting of a gain in connection with the termination of a long-standing assumption reinsurance agreement of approximately $176 million described in Note 8 to the interim consolidated financial statements and a reserve strengthening in GWL&A's continuing operations for $58 million described in Note 2 to the interim consolidated financial statements. The impact on earnings per common share is $0.132. Excluding these non-recurring items, adjusted net income attributable to common shareholders for the first quarter is $536 million, or $0.600 per common share. Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has reduced reported net income in the quarter by approximately $0.051 per common share, or $46 million. On a constant currency basis, adjusted net income attributable to common shareholders increased 13% over 2007.

Net income - common shareholders	For the three months ended March 31		
	2008	2007	% Change
Canada	**$ 249**	$ 225	11%
United States	**76**	86	-12%
Europe	**175**	147	19%
Lifeco Corporate	**(7)**	-	-
Total adjusted - continuing operations	**493**	458	8%
Discontinued operations	**43**	56	-23%
Total adjusted	**536**	514	4%
Adjustments (United States)	**118**	-	-
Total Lifeco	**$ 654**	$ 514	27%

Attributable to common shareholders:

Canada – For the first quarter, net income was $249 million compared to $225 million in 2007. Individual Insurance & Investment Products (IIIP) increased $20 million, Group Insurance increased $14 million, and Canada Corporate decreased $10 million.

United States – For the first quarter, adjusted net income was $76 million compared to $86 million in 2007. Financial Services decreased $15 million, Asset Management (Putnam) contributed $3 million, and United States Corporate increased $2 million.

Europe – For the first quarter, net income was $175 million compared to $147 million for 2007. Insurance & Annuities increased $22 million, Reinsurance increased $7 million, and Europe Corporate was down $1 million.

Lifeco Corporate – For the first quarter, Lifeco Corporate net income was a charge of $7 million.

Discontinued Operations – On April 1, 2008, Lifeco announced that its subsidiary GWL&A, completed the sale of its U.S. health care business. Accordingly, the operating results for this business for 2008 and 2007 are shown separately as discontinued operations.

Refer to each segment section for further detail.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

For the first quarter, total premiums and deposits were $29,778 million, an increase of $19,231 million over the first quarter of 2007. Canada was down $7 million, United States increased $8,799 million primarily due to the inclusion of deposits from Asset Management (Putnam) of $8,649 million in 2008 and Europe was up $10,439 million due primarily to the Standard Life transaction.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income	For the three months ended March 31		
	2008	2007	% Change
Investment income earned	**$ 1,326**	$ 1,357	-2%
Amortization of net realized and unrealized gains on real estate investments	**11**	19	-42%
Other net realized gains/(losses)	**30**	36	-17%
Regular investment income	**1,367**	1,412	-3%
Investment expenses	**(15)**	(18)	-
Regular net investment income	**1,352**	1,394	-3%
Change in fair value of held for trading assets	**(940)**	(417)	-
Net investment income	**$ 412**	$ 977	-58%

Net investment income for the three months ended March 31, 2008 decreased by $565 million compared to the same period last year. The year-over-year change in fair value of held for trading assets of ($523) million and a decrease in regular net investment income of $42 million account for the decrease. Investment income earned decreased by $31 million and amortization of net realized and unrealized gains on real estate investments decreased $8 million.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds and mutual funds, for which the Company earns investment management and other fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income

	For the three months ended March 31		
	2008	2007	% Change
Segregated funds, mutual funds and other	**$ 764**	$ 520	47%
ASO contracts	**33**	33	-
	$ 797	$ 553	44%

For the quarter, consolidated fee income and other income was $797 million, up 44% or $244 million over the first quarter of 2007. Canada increased $10 million mainly due to growth in average assets. The United States increased $242 million due to Asset Management (Putnam) fees included in 2008. Europe decreased $8 million due mainly to lower fee income in Germany and the strengthening of the Canadian dollar, partially offset by higher fee income in the United Kingdom.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products. It also includes adjustments to actuarial liabilities for changes in fair value of certain invested assets backing those actuarial liabilities. This amount does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds).

For the quarter, consolidated amounts paid or credited to policyholders were $16,284 million, an increase of $10,943 million from the first quarter of 2007. Canada was up $100 million due to business growth and increases in carrying value of invested assets backing actuarial liabilities. The United States was up $68 million on increases in the fair value of assets backing actuarial liabilities offset by the strengthening of the Canadian dollar. Europe was up $10,775 million mainly due to the Standard Life transaction partly offset by commutations of reinsurance treaties in 2007, and the impact of the strengthening of the Canadian dollar against the U.S. dollar and British pound.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets under administration

	March 31, 2008			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 45,547	$ 23,917	$ 32,872	$ 102,336
Assets of operations held for sale	-	670	-	670
Goodwill and intangible assets	4,964	3,644	1,740	10,348
Other assets	2,361	2,568	15,457	20,386
Total assets	52,872	30,799	50,069	133,740
Segregated funds net assets	45,498	17,637	25,957	89,092
Proprietary mutual funds net assets	2,475	173,405	-	175,880
Total assets under administration	$ 100,845	$ 221,841	$ 76,026	$ 398,712

	December 31, 2007			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 45,148	$ 23,045	$ 31,802	$ 99,995
Assets of operations held for sale	-	697	-	697
Goodwill and intangible assets	4,966	3,519	1,727	10,212
Other assets	2,529	2,439	2,516	7,484
Total assets	52,643	29,700	36,045	118,388
Segregated funds net assets	45,932	17,567	25,682	89,181
Proprietary mutual funds net assets	2,432	184,162	-	186,594
Total assets under administration	$ 101,007	$ 231,429	$ 61,727	$ 394,163

ASSETS

Total assets under administration at March 31, 2008 were $398.7 billion, an increase of approximately $4.5 billion from December 31, 2007. General fund assets increased by $15.3 billion and other assets under administration decreased by $10.8 billion compared with December 31, 2007.

General fund assets increased in the Europe segment by $14.0 billion primarily as a result of the Standard Life transaction and the strengthening of the British pound and euro against the Canadian dollar since December 31, 2007. The Standard Life transaction increased funds held by ceding issuers, included in other assets, by $12.5 billion.

Goodwill and intangible assets have not changed materially since December 31, 2007.

Other assets under administration decreased in the United States segment due to a reduction in proprietary mutual fund assets reflecting the negative impact of market performance and negative net asset flows.

LIABILITIES

Total liabilities have increased from $103.6 billion at December 31, 2007 to $118.4 billion at March 31, 2008.

Policy liabilities increased $14.6 billion. Of the $14.6 billion increase in policy liabilities, actuarial liabilities increased by approximately $14.5 billion, mainly due to the Standard Life transaction, which increased liabilities by

$12.5 billion, and the strengthening of the US dollar, British pound and euro against the Canadian dollar since December 31, 2007. These increases were partly offset by reductions due to changes in the fair value of assets backing actuarial liabilities since January 1, 2008.

During the quarter the Company repaid C$235 million of the Canadian dollar drawings of the short term credit facility to reduce the balance to $998 million at March 31, 2008. On April 18, 2008, the Company repaid $730 million of the Canadian dollar drawings and US$345 million of the US dollar drawings. The balance outstanding currently is C$268 million and US$302 million.

On March 26, 2008, a subsidiary of Putnam executed a US$200 million revolving credit facility with a Canadian chartered bank and drew US$80 million. The proceeds drawn on the revolving credit facility were used to repay in full a demand promissory note that had been issued on January 24, 2008. The US$80 million drawn on the revolving credit facility was outstanding at March 31, 2008.

All other liabilities increased $151 million since December 31, 2007, mainly as a result of the inclusion of Putnam.

Non-Controlling Interests

Non-controlling interests include participating account surplus in subsidiaries and preferred shares issued by subsidiaries to third parties. Refer to note 13 to the Company's 2007 Annual Consolidated Financial Statements.

Share Capital and Surplus

During the three months ended March 31, 2008, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 358,243 shares were issued for a total value of $5 million or $12.23 per share.

During the three months ended March 31, 2008, the Company paid dividends of $0.2925 per common share for a total of $261 million and perpetual preferred share dividends of $14 million.

Unrealized foreign exchange gains on translation of foreign operations increased surplus by $456 million since December 31, 2007.

Liquidity and Capital Management and Adequacy

Liquidity

The Company's liquidity position has not changed materially from December 31, 2007. For further information refer to the 2007 Annual MD&A.

CASH FLOWS

Cash flows

	For the three months ended March 31	
	2008	2007
Cash flows relating to the following activities:		
Operations	**$ 783**	$ 178
Financing	**(427)**	(239)
Investment	**(761)**	(310)
	(405)	(371)
Effects of changes in exchange rates on cash and cash equivalents	**168**	(16)
Increase (decrease) in cash and cash equivalents in the period	**(237)**	(387)
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**(23)**	(3)
Cash and cash equivalents from continuing operations, end of period	**$ 3,416**	$ 2,693

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

In the quarter cash and cash equivalents decreased $237 million from December 31, 2007. For the three months ended March 31, 2008, cash flows provided by operations increased $605 million to $783 million compared to 2007 primarily due to higher net income. Cash flows in 2008 were used by the Company to acquire an additional $761 million of investment assets supporting the Company's policy liabilities, and $275 million of cash was utilized to pay dividends. The weakening of the Canadian dollar against the British pound and the United States dollar increased reported cash and cash equivalents by $168 million.

COMMITMENTS/CONTRACTUAL OBLIGATIONS

Commitments/contractual obligations have not changed materially from December 31, 2007. Refer to the Company's 2007 Annual MD&A.

CAPITAL MANAGEMENT AND ADEQUACY

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at March 31, 2008 was 204% (205% at the end of 2007). London Life's MCCSR ratio at March 31, 2008 was 239% (234% at the end of 2007). Canada Life's MCCSR ratio at March 31, 2008 was 220% (226% at the end of 2007). GWL&A's RBC ratio was 586% at December 31, 2007, well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability Senior Debt Subordinated Debt	AA (low) (1)	IC-1	IC-1	IC-1 AA (low)	NR
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength Senior Debt Subordinated Debt	A+	AA	AA	AA AA-	AA

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage such risks, are discussed in detail in the Company's 2007 Annual MD&A.

There were no major changes to the Company's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2008. During the three month period ended March 31, 2008, the outstanding notional amount of derivative contracts decreased by $1,452 million. The exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, decreased to $762 million at March 31, 2008 from $973 million at December 31, 2007. For an overview of the use of derivative financial instruments, refer to the Company's 2007 Annual MD&A and to note 21 to the Company's 2007 Annual Consolidated Financial Statements.

ACCOUNTING POLICIES

CAPITAL DISCLOSURES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

FINANCIAL INSTRUMENT DISCLOSURE AND PRESENTATION

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

In accordance with the new Financial Instruments disclosure standard, the Company has enhanced such disclosures. Refer to note 5 to the interim financial statements.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life, GWL&A and Putnam.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 4,630**	$ 4,637	-
Sales	**2,297**	2,636	-13%
Fee and other income	**265**	255	4%
Net income - common shareholders	**249**	225	11%
Total assets	**$ 52,872**	$ 52,328	1%
Segregated funds net assets	**45,498**	45,978	-1%
Proprietary mutual funds net assets	**2,475**	2,098	18%
Total assets under administration	**$ 100,845**	$ 100,404	-

BUSINESS UNITS – CANADA

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2008 DEVELOPMENTS

- A number of changes were introduced to the life insurance portfolio to improve customer value and competitiveness: new term life insurance plans with lower rates, lower cost of insurance rates for certain universal life segments and increased policyholder dividends for London Life and Great-West Life participating policies.
- Sales of proprietary retail investment funds declined by 12% versus 2007. However, net asset flows as a percentage of opening assets, excluding money market funds, exceeded that of the industry.
- Individual Life sales growth continued the positive momentum from 2007. Sales of participating insurance continued to be strong.
- Net income increased by $20 million or 13% compared to the first quarter of 2007.

OPERATING RESULTS

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 3,053**	$ 3,244	-6%
Sales	**2,148**	2,511	-14%
Fee and other income	**218**	208	5%
Net income	**175**	155	13%

Premiums and deposits

Three months
Individual Life premiums increased 7% to $649 million up from $606 million in the first quarter of 2007, reflecting both continued strong persistency and sales. Living Benefits premiums of $65 million were 3% higher than in 2007.

Due to market volatility, total deposits made to individual proprietary investment funds decreased by 13% versus 2007. Instead, retail customers turned to guaranteed investments leading to an increase in guaranteed interest deposits of nearly 21% over 2007. Individual payout annuity premiums decreased 28% as a result of pricing changes aimed at focusing sales in more profitable segments of the market.

Group Retirement Services premiums and deposits were down 5% versus last year with a 2% increase from group capital accumulation plans (GCAP) offset by declines from group payout annuities and investment only plans.

Sales

Three months
Individual Life sales of $53 million were up 11% from the first quarter of 2007 driven by strong participating life sales growth.

Market volatility contributed to a decrease in sales of proprietary retail investment funds of 12%. However, net asset flows (excluding money market funds) of 0.8% for segregated funds and 3.8% for mutual funds as a percentage of opening assets compares favourably to the mutual fund industry result of -0.2% (excluding money market funds) as reported by the Investment Funds Institute of Canada (IFIC).

Group Retirement Services annualized cash flow from the sale of new GCAPs increased by 29% over 2007 reflecting acceptance of the many product improvements implemented over the past 12 months. This growth was more than offset by declines in group payout annuity premiums, GCAP lump-sum transfers and investment-only plan sales resulting in an overall Group Retirement sales decrease of 32% versus last year. Group Retirement Services sales are generated by a relatively small number of large cases compared with retail business, so sales results can vary significantly from quarter to quarter.

Fee and other income

Three months
Individual Retirement and Investment Services (IRIS) and Group Retirement Services fee income totaled $218 million, an increase of 5% over last year for each business line. For IRIS, the increase was due to average investment fund asset growth of 5%. Group Retirement Services had an overall increase in basic fees with results from higher fee bearing GCAP assets showing growth of 3%. This growth exceeded the drop in fees from the smaller portfolio of investment only plans, which experienced a decrease in asset values. Group Retirement Services also had increased fees from real estate management and a performance bonus related to management of a fund for a large client.

Net income

Three months

Net income attributable to common shareholders for the first quarter of 2008 was $175 million compared to $155 million in 2007, an increase of 13%. The growth in net income was primarily attributable to favourable life mortality experience, better morbidity results, higher gains from asset liability matching and greater actuarial reserve basis change offset by increased tax costs.

Net income attributable to the participating account was $15 million in 2008 compared to $19 million in 2007.

GROUP INSURANCE

2008 DEVELOPMENTS

- Net income to shareholders increased 16% to $100 million.
- Overall sales results grew by 19% reflecting significant growth in small/mid-size and large case markets.

OPERATING RESULTS

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 1,577**	$ 1,393	13%
Sales	**149**	125	19%
Fee and other income	**35**	34	3%
Net income	**100**	86	16%

Premiums and deposits

Three months

Total net premiums and deposits were $1,577 million, which is 13% higher than 2007. Excluding the impact of $126 million of premiums ceded in 2007 under a bulk reinsurance agreement, premiums and deposits increased 4%. Small/mid-size case premiums and deposits increased by 7%. Large case premiums and deposits increased by 2%, reflecting a single large case premium for $32 million in 2007 which was not repeated in 2008.

Sales

Three months

Overall sales results were up 19% compared to 2007. The increase is due to increases in the small/mid-size and the large case market primarily a result of a higher number of new sales. Creditor/direct marketing sales decreased in 2008 in the absence of a large sale in 2008 compared to one large sale for $7 million in 2007.

Fee and other income

Fee and other income is derived primarily from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

Three months

Fee and other income was up 3% mainly due to higher claims volumes.

Net income

Three months

Net income attributable to common shareholders was $100 million, an increase of 16% compared to 2007.

The results reflect improved group life mortality experience, particularly death claims experience and improved group health experience in the medical, drugs, and dental sublines. Expense recoveries also increased compared to last year. These increases were partly offset by a decrease in group health experience on long term disability cases, particularly in the mid-size market, and by a decrease in investment gains mainly due to actuarial reserve basis changes.

CANADA CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

Three months

Net income in the quarter was a charge of $26 million compared to a charge of $16 million in 2007.

The $10 million decrease includes a $13 million year over year increase in the mark to market adjustment in connection with two series of Lifeco preferred Shares, Series D and Series E. The increase in the mark to market adjustment resulted in a decrease in earnings.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A, and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results. Commencing August 3, 2007, the results also include Putnam.

Selected consolidated financial information - United States

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 10,304**	$ 1,505	-
Sales	**15,476**	1,200	-
Fee and other income	**378**	136	-
Net income - continuing operations - common shareholders	**194**	86	-
Net income - continuing operations - common shareholders (US$)	**194**	73	-
Total assets	**$ 30,799**	$ 28,529	8%
Segregated funds net assets	**17,637**	19,106	-8%
Mutual funds net assets	**173,405**	-	-
Total assets under administration	**$ 221,841**	$ 47,635	-

Net income - common shareholders

	For the three months ended March 31		
	2008	2007	% Change
Total adjusted - continuing operations	**$ 76**	$ 86	-12%
Adjustments	**118**	-	-
Total - continuing operations	**194**	86	-
Discontinued operations	**43**	56	-
Total	**$ 237**	$ 142	67%

2008 DEVELOPMENTS

- Overall, net income from continuing operations for the quarter is US$121 million higher than 2007, with Corporate up US$120M offset by decreases in Financial Services of 3%.
- A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.
- The Company strengthened policy reserves associated with the additional overhead Financial Services will bear related to the sale of Healthcare by US$58 million.

SALE OF HEALTHCARE TO CIGNA

On April 1, 2008, Lifeco announced that GWL&A had completed the sale of its health care insurance business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. GWL&A has received consideration of US$1.5 billion in cash and is retaining approximately US$750 million representing the amount of equity invested in the

health care business at close. The business remaining with GWL&A has been transferred to Financial Services Individual Markets. As required by generally accepted accounting principles, the statements of income and balance sheets of these business activities that have been disposed of are presented as discontinued operations for all periods in the consolidated financial statements.

BUSINESS UNITS – UNITED STATES

FINANCIAL SERVICES

OPERATING RESULTS

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 1,655**	$ 1,505	10%
Sales	**6,827**	1,200	-
Fee and other income	**107**	134	-20%
Net income	**72**	87	-17%
Premiums and deposits (US$)	**$ 1,655**	$ 1,286	29%
Sales (US$)	**6,827**	1,026	-
Fee and other income (US$)	**107**	115	-7%
Net income (US$)	**72**	74	-3%

The income statement of Financial Services was restated for 2007 to reflect the impact of the discontinued operations (Healthcare). Indirect corporate overhead expenses were reallocated to Financial Services. The Company also retained one large group life case that is now included in Financial Services. The table below provides the impact on premiums and deposits and net income.

	For the three months ended March 31, 2007
Premiums and deposits	$ 72
Net income	(3)
Premiums and deposits (US$)	$ 61
Net income (US$)	(3)

Premiums and deposits

Three months

Premiums and deposits for the first quarter of 2008 were US$1,655 million, an increase of US$369 million or 29% compared to the same period in 2007. The increase in Retirement Services premiums and deposits of 32% is related to transfers from the retail investment options to general account and segregated fund investment options and a large plan sale contributing $70 million. Premiums and deposits in Individual Markets increased 19% in the first quarter of 2008 primarily due to strong sales of the business-owned life insurance (BOLI) product.

Sales

Three months

Sales for the first quarter of 2008 were US$6,827 million, an increase of US$5,801 million compared to 2007. The increase is primarily in Retirement Services as a result of the Commonwealth of Massachusetts deferred compensation plan, which includes the conversion of 290,000 customer accounts and a large rollover of US$4.4 billion.

Total Retirement Services customer account values increased in US dollars by 3% due to the Commonwealth of Massachusetts sale and several other large deferred compensation plan sales in the first quarter of 2008.

Account values invested in the general account fixed investment options have increased in US dollars by 2% compared to the same period last year primarily due to participants transferring account values from variable investment options to the general account as well as new contributions being directed to the general account as a result of the poor performance in the U.S. equity markets.

Participant account values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 4% in US dollars in 2008 as a result of sales activity.

Fee and other income

Three months

Fee income for 2008 has decreased US$8 million or 7% compared to the same period in 2007. The decrease is due to the Individual Markets business line, which recorded one time gains in 2007 that were not repeated in 2008.

Net income

Three months

Net income decreased 3% compared to the same period in 2007. The decrease was due primarily to less favorable mortality experience in the annuity lines of business and lower investment income from surplus assets. The Company paid a US$400 million dividend in connection with the acquisition of Putnam, in August 2007 and therefore recorded less investment income in 2008. This was partially offset in Retirement Services as operating expenses in 2008 were lower than in 2007 when the company was integrating its 401(k) acquisitions.

ASSET MANAGEMENT

Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Revenue is largely derived from the value and composition of assets under management, which includes U.S. and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenues and results of operations.

OPERATING RESULTS

	January 1 to March 31 2008
Premiums and deposits	$ 8,649
Fee and other income	
Investment management fees	193
Service fees	57
Underwriting and distribution fees	20
Other	-
Fee and other income	270
Net income	3
Premiums and deposits (US$)	$ 8,649
Fee and other income	
Investment management fees (US$)	193
Service fees (US$)	57
Underwriting and distribution fees (US$)	20
Other (US$)	-
Fee and other income (US$)	270
Net income (US$)	3

Premiums and deposits

Asset Management premiums and deposits includes deposits from gross sales of long term assets and net sales of prime money market assets.

Three months

Premiums and deposits for the first quarter of 2008 were US$8,649 million.

Fee and other income

Three months

Revenue is derived primarily from investment management fees, transfer agency and other shareholder service fees and underwriting and distribution fees. Generally, fees are earned based on average assets under management, and may depend on financial markets, the relative performance of Putnam's investment products, the number of retail shareholder accounts or sales.

Net income

Three months

Putnam contributed US$3 million net of financing expenses, in net income to the consolidated results of the Company for the first quarter of 2008.

Assets under management

Assets under management
US $ millions

	January 1 to March 31 2008
Beginning assets	$ 186,022
Sales [1]	8,324
Redemptions	(12,394)
Net asset flows	(4,070)
Impact of market/performance	(13,923)
Prime money market - net sales [1]	325
Ending assets	$ 168,354
Average assets under management	$ 174,878

(1) Includes dividends reinvested

Average assets under management for the period ended March 31, 2008 were US$175 billion, as follows: Mutual funds US$104 billion AUM and institutional accounts US$71 billion AUM.

The decrease in assets under management from December 31, 2007 to March 31, 2008 of US$18 billion is due to the negative impact of market/performance of US$14 billion and net redemptions of US$4 billion.

PRO-FORMA PUTNAM ASSETS UNDER MANAGEMENT

The Company's results include Putnam only from the August 3, 2007 date of acquisition. Accordingly, AUM for the three months ended March 31, 2007 are presented here on a pro-forma basis to provide a more informative analysis of Putnam's assets under management.

Pro-forma assets under management
US $ millions

	For the three months ended March 31		
	2008	2007	% Change
Beginning assets	$ 186,022	$ 192,069	-3%
Sales [1]	8,324	8,520	-2%
Redemptions	(12,394)	(11,867)	4%
Net asset flows	(4,070)	(3,347)	-
Impact of market/performance	(13,923)	1,819	-
Prime money market - net sales [1]	325	(2,650)	-
Ending assets	$ 168,354	$ 187,891	-10%
Average assets under management	$ 174,878	$ 189,426	-8%

(1) Includes dividends reinvested

Three months
Average assets under management for the quarter were US$175 billion, a decrease of US$14.5 billion from the same period of 2007. Assets under management were US$168 billion at March 31, 2008, compared with US$188 billion at March 31, 2007 and US$186 billion at December 31, 2007.

The decrease in assets under management from March 31, 2007 to March 31, 2008 of US$19.5 billion resulted primarily from the negative impact of market/performance and net redemptions.

United States Corporate

Net Income

Three months
Net income for the first quarter was US$119 million compared to a charge of US$1 million for the same period of 2007. There were two non-recurring items that occurred in the first quarter. The first item is a gain of US$176 million in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of participating policies. The second item is a US$58 million after tax charge from the strengthening of policy reserves associated with the additional overhead Financial Services will bear related to the sale of the Healthcare business.

Discontinued Operations (Healthcare)

Operating Results

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 1,334**	$ 1,667	-20%
Sales	**283**	269	5%
Fee and other income	**164**	211	-22%
Net income	**43**	56	-23%
Premiums and deposits (US$)	**$ 1,334**	$ 1,425	-6%
Sales (US$)	**283**	230	23%
Fee and other income (US$)	**164**	180	-9%
Net income (US$)	**43**	48	-10%

NOTE: The Healthcare operations are reported as Discontinued Operations. As such, the amounts reported in the table for premiums and deposits, sales, and fee and other income are not included in the financial statements of the Company. They are presented here as a non-GAAP financial measure to assist the reader in understanding developments to the business in 2008.

Premiums and deposits

Three months
Healthcare premiums and deposits for the first quarter of 2008 decreased 6% to US$1,334 million due primarily to decreased membership.

Sales

Three months
Sales increased 23% to US$283 million for the three months ended March 31, 2008 over the same period last year. This increase is the result of higher average case size in the Select, National and Specialty Markets segments despite lower sales in the Select, Mid Market and Specialty Markets segments.

Membership for the three months ended March 31, 2008 of 1.986 million members declined by 188,000 compared to December 31, 2007 membership of 2.174 million. The 2008 in-quarter decrease was in the Select, Mid Market and Specialty Markets segments. Membership at March 31, 2007 of 2.195 million remained relatively flat to December 31, 2006 ending membership.

Fee and other income

Three months

Healthcare fee and other income for the first quarter of 2008 decreased 9% to US$164 million due primarily to lower membership in the Select, Mid Market and Specialty Markets segments.

Net income

Three months

In quarter earnings in the Healthcare business unit totaled US$43 million, a 10% decrease compared to the same period in 2007. The decrease is primarily the result of lower premium and fee revenue due to decreased membership as well as lower investment income from surplus assets. The decline is partially offset by favorable morbidity and mortality claims experience.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 14,844**	$ 4,405	-
Sales - Insurance & Annuities	**1,204**	1,636	-26%
Fee and other income	**154**	162	-5%
Net income - common shareholders	**175**	147	19%
Total assets	**$ 50,069**	$ 40,582	23%
Segregated funds net assets	**25,957**	27,579	-6%
Total assets under administration	**$ 76,026**	$ 68,161	12%

2008 DEVELOPMENTS

- Shareholder net income was $175 million, an increase of $28 million from the first quarter of 2007.
- Insurance & Annuities sales decreased by $432 million or 26% over the first quarter of 2007.

REINSURANCE OF UNITED KINGDOM PAYOUT ANNUITY BLOCK
On February 14, 2008 Canada Life International Re Limited, an indirect wholly-owned Irish reinsurance subsidiary of the Company, signed an agreement with Standard Life Assurance Limited ("Standard Life"), a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction resulted in revenue premiums of $12.5 billion with corresponding increases in paid or credited to policyholders, policyholder liabilities and funds held by ceding issuers.

BUSINESS UNITS – EUROPE

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the British pound, the euro and the United States dollar has reduced reported net income in the quarter by approximately $0.029 per common share, or $26 million. On a constant currency basis, net income attributable to common shareholders increased 36% over 2007.

The paragraphs below refer to unfavourable currency movement, which reflects the strengthening of the Canadian dollar against the British pound, euro and the US dollar in 2008 compared to 2007.

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 1,636**	$ 2,220	-26%
Sales	**1,204**	1,636	-26%
Fee and other income	**150**	161	-7%
Net income	**142**	120	18%

Premiums and deposits

Three months
Premiums and deposits decreased $584 million or 26% compared to the first quarter of 2007. The decrease is partially due to unfavourable currency movement. Also, lower sales of savings products in the U.K. and Isle of Man and savings and pension products in Ireland were partially offset by increases in the U.K. payout annuities and group protection businesses.

Sales

Three months
Sales decreased by $432 million or 26% compared to the first quarter of 2007 due to lower sales of savings products in the U.K., Isle of Man and Ireland and pension products in Germany and Ireland as well as unfavourable currency movement. Partly offsetting these were increased sales of payout annuities in the U.K. In addition to the effect of current market volatility, sales were negatively impacted by changes to capital gains taxation in the U.K. and the introduction of the new German Insurance Contract Law.

Fee and other income

Three months
Fee and other income decreased by $11 million or 7% compared to the first quarter of 2007. This decrease is driven by lower fee income in Germany and unfavourable currency movement. Higher fee income in the U.K. due to increased assets under management tempered results. Fee income in Germany was higher in the first quarter of 2007 due to fees associated with a sales surge in late 2004 on products that generated higher related fees until the third quarter of 2007.

Net income

Three months
Net income attributable to common shareholders increased $22 million, to $142 million compared to the first quarter of 2007. The results were driven by experience gains, particularly in the U.K. group and payout annuity businesses and higher investment gains, partly offset by unfavourable currency movement.

REINSURANCE

	For the three months ended March 31		
	2008	2007	% Change
Premiums and deposits	**$ 13,208**	$ 2,185	-
Fee and other income	**4**	1	-
Net income	**35**	28	25%

Premiums and deposits

Three months
Premiums and deposits for the Reinsurance business unit were $13,208 million, an increase of $11,203 million from the first quarter of 2007. The increase is primarily driven by assumed business from the payout annuity reinsurance contract with Standard Life partly offset by unfavourable currency movement. The 2007 premium results included the commutation of structured life contracts.

Fee and other income

Three months
Fee income in 2008 increased by $3 million compared to the first quarter of 2007. The increase reflects additional fees earned on reinsurance treaties and fees earned in connection with reinsurance transactions with Lifeco subsidiary companies.

Net income

Three months
Net income was $35 million, an increase of $7 million compared to the same period in 2007. The increase reflects higher renewal profits, investment gains and favourable results from property and casualty operations partially offset by unfavourable lapse and mortality experience in life reinsurance and unfavourable currency movement. The 2007 results included surrender gains from the commutation of certain property and casualty treaties.

EUROPE CORPORATE

The Corporate account includes financing charges, the impact of certain non-continuing items as well as the results for the non-core international businesses.

Net income

Three months
Net income for the quarter was a charge of $2 million, similar to the charge of $1 million for the prior year.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Three months
Corporate net income was a charge of $7 million in 2008 compared to nil in the same period of 2007, due mainly to foreign currency losses on the translation of corporate liabilities in 2008.

OTHER INFORMATION

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

			Common Shareholders								
		Total revenue(1)	Net income -			Net income - adjusted			Net income - adjusted continuing operations		
				per share			per share			per share	
			Total	Basic	Diluted	Total	Basic	Diluted	Total	Basic	Diluted
2008	**First quarter**	**$17,999**	**$654**	**$0.732**	**$0.728**	**$536**	**$0.600**	**$0.597**	**$493**	**$0.552**	**$0.549**
2007	Fourth quarter	$8,750	$537	$0.601	$0.597	$ -	$ -	$ -	$494	$0.553	$0.547
	Third quarter	6,199	461	0.516	0.513	558	0.625	0.621	508	0.569	0.565
	Second quarter	4,102	544	0.610	0.606	-	-	-	490	0.549	0.546
	First quarter	6,872	514	0.576	0.572	-	-	-	458	0.513	0.510
2006	Fourth quarter	$7,973	$491	$0.550	$0.547	$ -	$ -	$ -	$441	$0.494	$0.491
	Third quarter	6,116	477	0.537	0.532	-	-	-	424	0.478	0.473
	Second quarter	6,173	461	0.516	0.513	-	-	-	427	0.477	0.475

(1) Continuing operations
(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before certain non-recurring adjustments. Refer to "Non-GAAP Financial Measures" section of this report.

			per share	
		Total	basic	diluted
Adjustments to Net income - common shareholders:				
2008	After-tax transfer of surplus from the participating account of GWL&A to the shareholder account and reserve strengthening in GWL&A's continuing operations.	$ 118	$0.132	$0.132
2007	After-tax provision for certain Canadian retirement plans. Third quarter	$ (97)	($0.109)	($0.108)

SUMMARY OF QUARTERLY RESULTS
Lifeco's net income attributable to common shareholders was $654 million for the first quarter of 2008 compared to $514 million reported a year ago, an increase of $140 million. On a per share basis, this represents $0.732 per common share ($0.728 diluted) for the first quarter of 2008 compared to $0.576 per common share ($0.572 diluted) a year ago.

Total revenue for the first quarter of 2008 was $17,999 million and was comprised of premium income of $16,790 million, regular net investment income of $1,352 million, change in fair value of held for trading assets of ($940) million, and fee and other income of $797 million. Total revenue for the first quarter of 2007 was $6,872 million, comprised of premium income of $5,342 million, regular net investment income of $1,394 million, change in fair

value of held for trading assets of ($417) million, and fee and other income of $553 million. The increase is due to the Standard Life transaction which increased premiums and deposit in Europe by $12.5 billion and also due to the inclusion of $8.6 billion of deposits from Asset Management (Putnam) in the United States in 2008.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the first quarter of 2008, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Translation of foreign currency

Period ended	**Mar. 31 2008**	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar. 31 2007
United States dollar					
Balance sheet	**$1.03**	$0.99	$1.00	$1.06	$1.15
Income and expenses	**$1.00**	$0.98	$1.05	$1.10	$1.17
British pound					
Balance sheet	**$2.04**	$1.96	$2.03	$2.13	$2.27
Income and expenses	**$1.99**	$2.01	$2.11	$2.18	$2.29
Euro					
Balance sheet	**$1.62**	$1.44	$1.42	$1.44	$1.54
Income and expenses	**$1.50**	$1.42	$1.44	$1.48	$1.54

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Segregated funds, mutual funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

Additional information relating to Lifeco, including Lifeco's most recent financial statements and CEO/CFO certification are available at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2008

'R.L. McFeetors'
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2008

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2008

'M.T.G. Graye'
Vice-President, Finance, United States

Form 52-109F2 - Certification of Interim Filings

I, A.J. Guertin, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2008

'A.J. Guertin'
Vice-President, Finance, Europe

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports first quarter 2008 results

Winnipeg, May 1, 2008 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $654 million for the three months ended March 31, 2008, up 27% compared to net income of $514 million reported a year ago.

The 2008 results include two non-recurring items that totaled $118 million, after-tax, or $0.132 per common share, as described in the United States section of this Release. Excluding these items, adjusted net income attributable to common shareholders was $536 million for the three months ended March 31, 2008, up 4% over 2007. On a per share basis, this represents $0.600 per common share for the three months ended March 31, 2008 compared to $0.576 per common share for 2007.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has reduced reported net income in the quarter by approximately $0.051 per common share, or $46 million. On a constant currency basis, adjusted net income attributable to common shareholders increased 13% over 2007.

Highlights

- Quarterly dividends declared were $0.2925 per common share payable June 30, 2008. Dividends paid on common shares for the three months ended March 31, 2008 were 15% higher than a year ago.
- On April 1, Lifeco announced that the sale of its U.S. Healthcare business had been completed. Lifeco has applied approximately $1.1 billion of the sale proceeds to reduce its outstanding bank bridge facility.
- Adjusted return on common shareholders' equity was 21.1% for the twelve months ended March 31, 2008.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

.../2

CANADA

Net income attributable to common shareholders for the first quarter of 2008 was $249 million compared to $225 million in 2007, an increase of 11%. Individual Insurance & Investment Products earnings at $175 million were up 13% while Group Insurance earnings of $100 million were up 16%. Earnings in the Corporate segment were $10 million lower than 2007 due to the mark-to-market adjustment of two series of Lifeco preferred shares.

Total sales for the three months ended March 31, 2008 were $2,297 million compared to $2,636 million in 2007, a decrease of 13%. The decrease reflects strong segregated and mutual fund sales in 2007 that were not repeated because of a weak market environment in 2008.

Total assets under administration at March 31, 2008 were $100.8 billion, compared to $101.0 billion at December 31, 2007.

UNITED STATES

Net income attributable to common shareholders for the first quarter of 2008 increased 67% to $237 million from $142 million for the first quarter of 2007.

In the quarter, two non-recurring items contributed approximately $118 million to earnings. A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

Net income for the quarter includes $43 million in 2008 and $56 million in 2007 in connection with Lifeco's U.S. healthcare business, which has been designated as discontinued operations.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the United States dollar has reduced reported net income in the quarter by approximately $0.022 per common share, or $20 million. On a constant currency basis, adjusted net income attributable to common shareholders decreased 2% over 2007.

Total sales for the three months ended March 31, 2008 were $15.5 billion compared to $1.2 billion in 2007. Putnam's asset management business is included in the 2008 results.

Total assets under administration at March 31, 2008 were $221.8 billion compared to $231.4 billion at December 31, 2007. Included in assets under administration were $173.4 billion of mutual fund and institutional account assets managed by Putnam.

.../3

EUROPE

Net income attributable to common shareholders for the first quarter of 2008 was $175 million compared to $147 million for the first quarter of 2007, an increase of 19%.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the British pound, the euro and the United States dollar has reduced reported net income in the quarter by approximately $0.029 per common share, or $26 million. On a constant currency basis, net income attributable to common shareholders increased 36% over 2007.

Total sales for the three months ended March 31, 2008 were $1,204 million compared to $1,636 million in 2007, a decrease of 26%.

Total assets under administration at March 31, 2008 were $76.0 billion, compared to $61.7 billion at December 31, 2007.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was a charge of $7 million for the first quarter of 2008 compared to nil for the first quarter of 2007.

MANAGEMENT APPOINTMENTS

At Great-West Lifeco's annual meeting, held today in Winnipeg, **Robert Gratton** indicated his decision to step down as Chairman of the Boards of Great-West Lifeco, Great-West Life, London Life, Canada Life, Great-West Life & Annuity and Canada Life Capital Corporation.

Raymond L. McFeetors has been appointed to succeed him as Chairman of the Boards of Great-West Lifeco, Great-West Life, London Life, Canada Life, Great-West Life & Annuity and Canada Life Capital Corporation.

The following Management appointments were announced at the annual meeting:

- **D. Allen Loney**, formerly Executive Vice-President, Chief Actuary / Capital Management, was appointed President and CEO of Great-West Lifeco, Great-West Life, London Life and Canada Life.
- **William L. Acton**, formerly President and Chief Operating Officer, Europe was appointed President and Chief Executive Officer, Canada Life Capital Corporation, the holding company for the European operations.
- **Mitchell T.G. Graye**, formerly Executive Vice-President and Chief Financial Officer, United States, was appointed President and Chief Executive Officer, Great-West Life & Annuity in the United States.
- **Denis J. Devos**, President and Chief Operating Officer, Canada, has indicated his intention to retire following 35 years of distinguished service. To succeed him the Board appointed **Paul Mahon** President and Chief Operating Officer, Canada.
- **William W. Lovatt**, formerly Executive Vice-President and Chief Financial Officer, Canada, was appointed Executive Vice-President and Chief Financial Officer of Great-West Lifeco, Great-West Life, London Life and Canada Life.

.../4

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable June 30, 2008 to shareholders of record at the close of business June 2, 2008.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable June 30, 2008 to shareholders of record at the close of business June 2, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $398 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is

.../5

cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 1 at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from May 1 until May 8, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3258989#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2008	2007	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities			
and insured health products	**$ 16,790**	$ 5,342	-
Self-funded premium equivalents (ASO contracts)	**585**	568	3%
Segregated funds deposits:			
Individual products	**2,018**	2,701	-25%
Group products	**1,541**	1,716	-10%
Proprietary mutual funds deposits (1)	**8,844**	220	-
Total premiums and deposits	**29,778**	10,547	182%
Fee and other income	**797**	553	44%
Paid or credited to policyholders	**16,284**	5,341	-
Net income - common shareholders			
Continuing operations - adjusted (3)	**493**	458	8%
Discontinued operations (2)	**43**	56	-23%
Net income - adjusted (3)	**536**	514	4%
Adjustments after tax (3)	**118**	-	-
Net income	**654**	514	27%
Per common share			
Basic earnings - adjusted (3)	**$ 0.600**	$ 0.576	4%
Adjustments after tax	**0.132**	-	-
Basic earnings	**0.732**	0.576	27%
Dividends paid	**0.2925**	0.255	15%
Book value	**11.80**	11.31	4%
Return on common shareholders' equity (12 months):			
Net income - adjusted (3)	**21.1%**	20.4%	
Net income	**21.3%**	20.4%	
At March 31			
Total assets	**$ 133,740**	$ 121,439	10%
Segregated funds net assets	**89,092**	92,663	-4%
Proprietary mutual funds net assets	**175,880**	2,098	-
Total assets under administration	**$ 398,712**	$ 216,200	84%
Share capital and surplus	**$ 11,651**	$ 11,191	4%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) Represents the operating results of Great-West Life & Annuity Insurance Company's (GWL&A), an indirect wholly-owned subsidiary of Lifeco, health care business which was sold effective April 1, 2008.

(3) During the first quarter of 2008, net income attributable to common shareholders was increased by $118 or $0.132 per common share as a result of the following items in the Company's United States segment:
  (a) A gain realized in connection with the termination of a long-standing assumption reinsurance agreement ($176 after tax or $0.197 per common share) as described in Note 8 to the interim consolidated financial statements;
  (b) Reserve strengthening in GWL&A's continuing operations (($58) after tax or ($0.065) per common share) as described in note 2 to the interim consolidated financial statements;

Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated excluding third quarter 2007 non-recurring items

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2008	2007
Income		
Premium income	**$ 16,790**	$ 5,342
Net investment income (note 4)		
Regular net investment income	**1,352**	1,394
Changes in fair value on held for trading assets	**(940)**	(417)
Total net investment income	**412**	977
Fee and other income	**797**	553
	17,999	6,872
Benefits and expenses		
Policyholder benefits	**3,689**	5,200
Policyholder dividends and experience refunds	**347**	165
Change in actuarial liabilities	**12,248**	(24)
Total paid or credited to policyholders	**16,284**	5,341
Commissions	**322**	340
Operating expenses	**648**	457
Premium taxes	**52**	57
Financing charges (note 6)	**106**	51
Amortization of finite life intangible assets	**10**	8
Net income from continuing operations before income taxes	**577**	618
Income taxes - current	**120**	124
- future	**(11)**	(11)
Net income from continuing operations before non-controlling interests	**468**	505
Non-controlling interests (note 8)	**(157)**	33
Net income from continuing operations	**625**	472
Net income from discontinued operations (note 2)	**43**	56
Net income	**668**	528
Perpetual preferred share dividends	**14**	14
Net income - common shareholders	**$ 654**	$ 514
Earnings per common share (note 13)		
Basic	**$ 0.732**	$ 0.576
Diluted	**$ 0.728**	$ 0.572

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	March 31, 2008	December 31, 2007	March 31, 2007
Assets			
Bonds (note 4)	**$ 66,935**	$ 65,069	$ 74,586
Mortgage loans (note 4)	**16,358**	15,869	15,356
Stocks (note 4)	**6,415**	6,543	5,621
Real estate (note 4)	**2,691**	2,547	2,224
Loans to policyholders	**6,521**	6,317	6,731
Cash and cash equivalents	**3,416**	3,650	2,693
Funds held by ceding insurers	**14,393**	1,512	1,866
Assets of operations held for sale (note 2)	**670**	697	828
Goodwill	**6,325**	6,295	5,391
Intangible assets	**4,023**	3,917	1,560
Other assets	**5,993**	5,972	4,583
Total assets	$ 133,740	$ 118,388	$ 121,439
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 102,195**	$ 87,681	$ 92,689
Provision for claims	**1,340**	1,315	1,231
Provision for policyholder dividends	**622**	600	578
Provision for experience rating refunds	**218**	310	174
Policyholder funds	**2,292**	2,160	2,163
	106,667	92,066	96,835
Debentures and other debt instruments (note 7)	**5,155**	5,241	1,960
Funds held under reinsurance contracts	**169**	164	1,964
Other liabilities	**5,129**	5,211	3,939
Liabilities of operations held for sale (note 2)	**396**	428	602
Repurchase agreements	**689**	344	896
Deferred net realized gains	**180**	179	188
	118,385	103,633	106,384
Preferred shares (note 9)	**797**	786	825
Capital trust securities and debentures	**636**	639	634
Non-controlling interests			
Participating account surplus in subsidiaries	**1,952**	2,103	2,042
Preferred shares issued by subsidiaries	**157**	157	209
Perpetual preferred shares issued by subsidiaries	**151**	152	154
Non-controlling interests in capital stock and surplus	**11**	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,714**	4,709	4,687
Accumulated surplus	**6,992**	6,599	5,772
Accumulated other comprehensive income	**(1,190)**	(1,533)	(396)
Contributed surplus	**36**	34	29
	11,651	10,908	11,191
Total liabilities, share capital and surplus	$ 133,740	$ 118,388	$ 121,439

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(373)
Net income	**668**	528
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(14)
Common shareholders	**(261)**	(227)
Balance, end of period	**$ 6,992**	$ 5,772
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	262
Other comprehensive income	**343**	(111)
Balance, end of period	**$ (1,190)**	$ (396)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense	**2**	1
Balance, end of period	**$ 36**	$ 29

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Net income	**$ 668**	$ 528
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations	**456**	(75)
Unrealized gains (losses) on available for sale assets	**(49)**	(15)
Reclassification of realized (gains) losses on available for sale assets	**(10)**	(21)
Unrealized gains (losses) on cash flow hedges	**(46)**	-
Non-controlling interests	**(8)**	-
	343	(111)
Comprehensive income	**$ 1,011**	$ 417

Income tax (expense) benefit included in other comprehensive income

	For the three months ended March 31	
	2008	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**22**	4
Reclassification of realized (gains) losses on available for sale assets	**3**	7
Unrealized gains (losses) on cash flow hedges	**25**	-
Non-controlling interests	**2**	-
	$ 52	$ 11

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Operations		
Net income	**$ 668**	$ 528
Adjustments:		
Change in policy liabilities	**(250)**	(52)
Change in funds held by ceding insurers	**(18)**	288
Change in funds held under reinsurance contracts	**(1)**	26
Change in current income taxes payable	**(171)**	(44)
Future income tax expense	**(11)**	(11)
Changes in fair value of financial instruments	**951**	415
Other	**(385)**	(972)
Cash flows from operations	**783**	178
Financing Activities		
Issue of common shares	**5**	11
Repayments on credit facility	**(235)**	-
Increase in line of credit in subsidiary	**80**	-
Repayment of debentures and other debt instruments	**(2)**	(9)
Dividends paid	**(275)**	(241)
	(427)	(239)
Investment Activities		
Bond sales and maturities	**4,644**	6,532
Mortgage loan repayments	**376**	469
Stock sales	**389**	353
Real estate sales	**100**	19
Change in loans to policyholders	**(37)**	(34)
Change in repurchase agreements	**369**	(427)
Investment in bonds	**(5,342)**	(5,943)
Investment in mortgage loans	**(712)**	(594)
Investment in stocks	**(448)**	(572)
Investment in real estate	**(100)**	(113)
	(761)	(310)
Effect of changes in exchange rates on cash and cash equivalents	**168**	(16)
Decrease in cash and cash equivalents	**(237)**	(387)
Cash and cash equivalents from continuing ($3,650) and discontinued operations ($26), beginning of year	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**(23)**	(3)
Cash and cash equivalents from continuing operations, end of period	**$ 3,416**	$ 2,693

Notes to Consolidated Financial Statements *(unaudited)*

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in cash and will retain an estimated U.S. $750 million representing the amount of equity invested in the business at the closing date. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	March 31, 2008	March 31, 2007
Income		
Premium income	$ 224	$ 271
Net investment income	11	25
Fee and other income	164	211
	399	507
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	191	243
Other	145	183
Net income from discontinued operations before income taxes	63	81
Income taxes	20	25
Net income from discontinued operations	$ 43	$ 56

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	March 31, 2008	December 31, 2007	March 31, 2007
Assets			
Bonds	$ 184	$ 241	$ 275
Cash and cash equivalents	23	26	3
Goodwill	49	47	49
Intangible assets	11	11	6
Other assets	403	372	495
Assets of operations held for sale	$ 670	$ 697	$ 828
Liabilities			
Policy liabilities	$ 231	$ 248	$ 333
Other liabilities	165	180	247
Repurchase agreements	-	-	22
Liabilities of operations held for sale	$ 396	$ 428	$ 602

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance March 31, 2008
Compensation costs	$ 133	$ (27)	$ (15)	$ (6)	$ 85
Exiting and consolidating operations	22	(6)	-	-	16
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (15)	$ (6)	$ 129
Accrued on acquisition	$ 154	$ (34)	$ (15)	$ (6)	$ 99
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (15)	$ (6)	$ 129

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

	March 31, 2008							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,895	$ 16,892	$ 645	$ 1,786	$ 1,951	$ -	$ -	$ 21,218
- corporate	2,917	34,781	1,053	6,966	7,141	-	-	45,717
	4,812	51,673	1,698	8,752	9,092	-	-	66,935
Mortgage loans								
- residential	-	-	-	7,066	7,271	-	-	7,066
- non-residential	-	-	-	9,292	9,405	-	-	9,292
	-	-	-	16,358	16,676	-	-	16,358
Stocks	1,426	4,666	-	-	-	323	416	6,415
Real estate	-	-	-	-	-	2,691	2,940	2,691
	$ 6,238	$ 56,339	$ 1,698	$ 25,110	$ 25,768	$ 3,014	$ 3,356	$ 92,399

December 31, 2007	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

March 31, 2007	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,879	$ 21,319	$ 1,013	$ 2,240	$ 2,275	$ -	$ -	$ 26,451
- corporate	3,097	36,813	615	7,610	8,405	-	-	48,135
	4,976	58,132	1,628	9,850	10,680	-	-	74,586
Mortgage loans								
- residential	-	-	-	7,259	7,435	-	-	7,259
- non-residential	-	-	-	8,097	8,203	-	-	8,097
	-	-	-	15,356	15,638	-	-	15,356
Stocks	896	4,416	-	-	-	309	449	5,621
Real estate	-	-	-	-	-	2,224	2,689	2,224
	$ 5,872	$ 62,548	$ 1,628	$ 25,206	$ 26,318	$ 2,533	$ 3,138	$ 97,787

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	March 31, 2008	December 31, 2007	March 31, 2007
Bonds	**$ 19**	$ 33	$ 77
Mortgage loans	**9**	9	25
	$ 28	$ 42	$ 102

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the three months ended March 31, 2008			For the three months ended March 31, 2007		
	Bonds	**Mortgage Loans**	**Total**	Bonds	Mortgage Loans	Total
Balance, beginning of year	**$ 34**	**$ 19**	**$ 53**	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	**-**	**-**	**-**	(1)	-	(1)
Write-offs, net of recoveries	**(6)**	**-**	**(6)**	-	-	-
Other (including foreign exchange rate changes)	**1**	**1**	**2**	(1)	-	(1)
Balance, end of period	**$ 29**	**$ 20**	**$ 49**	$ 42	$ 30	$ 72

(c) Net investment income is comprised of the following:

For the three months ended March 31, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 890**	**$ 228**	**$ 45**	**$ 35**	**$ 128**	**$ 1,326**
Net realized gains (losses) *(available for sale)*	**13**	**-**	**-**	**-**	**-**	**13**
Net realized gains (losses) *(other classifications)*	**6**	**6**	**5**	**-**	**-**	**17**
Amortization of net realized/unrealized gains (non-financial instruments)	**-**	**-**	**-**	**11**	**-**	**11**
Other income and expenses	**-**	**-**	**-**	**-**	**(15)**	**(15)**
	909	**234**	**50**	**46**	**113**	**1,352**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**21**	**-**	**-**	**-**	**-**	**21**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(683)**	**(242)**	**-**	**-**	**(36)**	**(961)**
	(662)	**(242)**	**-**	**-**	**(36)**	**(940)**
Net investment income	**$ 247**	**$ (8)**	**$ 50**	**$ 46**	**$ 77**	**$ 412**

For the three months ended March 31, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 903	$ 224	$ 43	$ 35	$ 152	$ 1,357
Net realized gains (losses) *(available for sale)*	25	-	3	-	-	28
Net realized gains (losses) *(other classifications)*	2	6	-	-	-	8
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	930	230	46	54	134	1,394
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(3)	-	-	-	-	(3)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(481)	-	79	-	(12)	(414)
	(484)	-	79	-	(12)	(417)
Net investment income	$ 446	$ 230	$ 125	$ 54	$ 122	$ 977

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has enterprise-wide policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is avoided by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	March 31, 2008
Cash and cash equivalents	$ 3,439
Bonds	
Held for trading	53,460
Available for sale	4,907
Amortized cost	8,752
Mortgage loans	16,358
Loans to policyholders	6,521
Other financial assets	27,769
Derivative assets	710
Total balance sheet maximum credit exposure	$ 121,916

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

	March 31, 2008
Bonds issued or guaranteed by:	
Canadian federal government	$ 1,610
Canadian provincial and municipal governments	4,795
U.S. Treasury and other U.S. agencies	4,619
Other foreign governments	8,688
Total government issued or government bonds	19,712
Corporate bonds by industry sector:	
Asset-backed securities	8,117
Communications	1,370
Consumer staples and discretionary	4,428
Financials	14,653
Healthcare	1,270
Industrials	2,613
Utilities and energy	8,435
Other	3,848
Total corporate	44,734
Short term bonds	2,489
	$ 66,935
Canada	$ 25,241
United States	16,771
Europe/Reinsurance	24,923
	$ 66,935

The following table provides details of the carrying value of mortgage loans by geographic location:

	March 31, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,791	$ 4,712	$ 5,441	$ 11,944
United States	-	527	1,211	1,738
Europe/Reinsurance	-	31	2,645	2,676
Total mortgages	$ 1,791	$ 5,270	$ 9,297	$ 16,358

(iii) Asset Quality

Bond Portfolio Quality

	March 31, 2008
AAA	$ 28,518
AA	10,716
A	16,965
BBB	7,799
BB and lower	448
	64,446
Short term bonds	2,489
Total bonds	$ 66,935

Derivative Portfolio Quality

	March 31, 2008
Over-the-counter contracts (counterparty ratings):	
AAA	$ 2
AA	460
A	249
Total	$ 711

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At March 31, 2008, the Company held assets of $8 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 5,153	$ 1,845	$ 1	$ 1	$ 1	$ 716	$ 2,589
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 6,709	$ 1,845	$ 1	$ 1	$ 1	$ 1,273	$ 3,588

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($191 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.
- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.
- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to additionally increase non-participating actuarial liabilities by approximately $20. A 10% decrease in foreign currency rates would be expected to additionally decrease non-participating actuarial liabilities by approximately $20.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate and permanent 1% increase or an immediate and permanent 1% decrease in the level of interest rates at all future dates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $28.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $150.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $55. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $64.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended March 31	
	2008	2007
Interest on long-term debentures and other debt instruments	**$ 75**	$ 30
Dividends on preferred shares classified as liabilities	**9**	9
Unrealized losses (gains) on preferred shares classified as held for trading	**11**	(2)
Other	**2**	5
Interest on capital trust debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Total	**$ 106**	$ 51

7. Debentures and Other Debt Instruments

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the line to repay the U.S. $150 demand promissory note. There was U.S. $80 outstanding under the line of credit at March 31, 2008.

During the first quarter of 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. The outstanding balance of this credit facility at March 31, 2008 and December 31, 2007 respectively was $1,664 ($998 Canadian and U.S. $647) and $1,873 ($1,233 Canadian and U.S. $647).

8. Non-Controlling Interests

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the three months ended March 31, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(12) for Series E (for the three months ended March 31, 2007, $2 for Series D and $0 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	March 31, 2008		December 31, 2007		March 31, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**358,243**	**5**	2,609,850	33	993,457	11
Balance, end of period	**894,119,882**	**$ 4,714**	893,761,639	$ 4,709	892,145,246	$ 4,687

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

GREAT-WEST
LIFECO INC.

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

	March 31, 2008	December 31, 2007	March 31, 2007
Capital Available:			
Tier 1 Capital			
Common shares	$ 6,116	$ 6,116	$ 6,116
Shareholder surplus	4,921	4,672	4,081
Qualifying non-controlling interests	151	152	154
Innovative instruments	634	636	631
Other Tier 1 Capital Elements	1,621	1,337	1,775
Gross Tier 1 Capital	13,443	12,913	12,757
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	5,708	5,724	5,725
Other deductions	1,347	1,219	1,132
Net Tier 1 Capital	6,388	5,970	5,900
Tier 2 Capital			
Tier 2A	447	456	548
Tier 2B allowed	501	502	502
Tier 2C	1,322	1,262	1,178
Tier 2 Capital Allowed	2,270	2,220	2,228
Total Tier 1 and Tier 2 Capital	8,658	8,190	8,128
Less: Deductions/Adjustments	124	101	205
Total Available Capital	$ 8,534	$ 8,089	$ 7,923
Capital Required:			
Assets Default & market risk	$ 1,487	$ 1,457	$ 1,336
Insurance Risks	1,735	1,675	1,690
Interest Rate Risks	1,026	888	872
Other	(57)	(76)	(135)
Total Capital Required	$ 4,191	$ 3,944	$ 3,763
MCCSR ratios:			
Tier 1	152%	151%	157%
Total	204%	205%	211%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 GWL&A has estimated the risk-based capital (RBC) ratio to be 586%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

11. Stock Based Compensation

110,000 options were granted under the Company's stock option plan for the three months ended March 31, 2008 (1,749,000 options were granted during the first quarter of 2007). The weighted fair value of options granted during the three months ended March 31, 2008 were $3.13 per option ($7.49 per option during the three months ended March 31, 2007). Compensation expense of $2 after-tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2008 ($1 after-tax for the three months ended March 31, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2008	2007
Pension benefits	**$ 13**	$ 11
Other benefits	**3**	5
Total	**$ 16**	$ 16

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2008	2007
(a) Earnings		
Net income from continuing operations	**$ 625**	$ 472
Net income from discontinued operations	**43**	56
Net income	**$ 668**	$ 528
Perpetual preferred share dividends	**14**	14
Net income - common shareholders	**$ 654**	$ 514
(b) Number of common shares		
Average number of common shares outstanding	**893,862,214**	891,567,961
Add:		
- Potential exercise of outstanding stock options	**4,838,672**	6,958,935
Average number of common shares outstanding - diluted basis	**898,700,886**	898,526,896
Basic earnings per common share		
From continuing operations	**$ 0.684**	$ 0.513
From discontinued operations	**0.048**	0.063
	$ 0.732	$ 0.576
Diluted earnings per common share		
From continuing operations	**$ 0.680**	$ 0.510
From discontinued operations	**0.048**	0.062
	$ 0.728	$ 0.572

14. Accumulated Other Comprehensive Income

	For the three months ended March 31, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ 81	$ (1,533)
Other comprehensive income	456	(84)	(71)	301	(10)	291
Income tax	-	25	25	50	2	52
	456	(59)	(46)	351	(8)	343
Balance, end of period	$ (1,345)	$ 115	$ (33)	$ (1,263)	$ 73	$ (1,190)

	For the three months ended March 31, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ 44	$ (547)
Opening transition adjustment	-	383	-	383	(19)	364
Income tax	-	(107)	-	(107)	5	(102)
	-	276	-	276	(14)	262
Other comprehensive income	(75)	(47)	-	(122)	-	(122)
Income tax	-	11	-	11	-	11
	(75)	(36)	-	(111)	-	(111)
Balance, end of period	$ (666)	$ 240	$ -	$ (426)	$ 30	$ (396)

15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

GREAT-WEST LIFECO INC.

16. Segmented Information
Consolidated Operations
For the three months ended March 31, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,977	$ 853	$ 13,960	$ -	$ 16,790
Net investment income					
Regular net investment income	624	316	419	(7)	1,352
Changes in fair value on held for trading assets	(88)	(220)	(632)	-	(940)
Total net investment income	536	96	(213)	(7)	412
Fee and other income	265	378	154	-	797
Total income	2,778	1,327	13,901	(7)	17,999
Benefits and expenses:					
Paid or credited to policyholders	1,868	914	13,502	-	16,284
Other	546	396	185	1	1,128
Amortization of finite life intangible assets	4	5	1	-	10
Net operating income before income taxes	360	12	213	(8)	577
Income taxes	81	(7)	36	(1)	109
Net income before non-controlling interests	279	19	177	(7)	468
Non-controlling interests	19	(175)	(1)	-	(157)
Net income from continuing operations	260	194	178	(7)	625
Net income from discontinued operations	-	43	-	-	43
Net income	260	237	178	(7)	668
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 249	$ 237	$ 175	$ (7)	$ 654

GREAT-WEST LIFECO INC.

For the three months ended March 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,805	$ 603	$ 2,934	$ -	$ 5,342
Net investment income					
Regular net investment income	625	357	411	1	1,394
Changes in fair value on held for trading assets	(31)	37	(423)	-	(417)
Total net investment income	594	394	(12)	1	977
Fee and other income	255	136	162	-	553
Total income	2,654	1,133	3,084	1	6,872
Benefits and expenses:					
Paid or credited to policyholders	1,768	846	2,727	-	5,341
Other	578	155	171	1	905
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	304	129	185	-	618
Income taxes	44	37	32	-	113
Net income before non-controlling interests	260	92	153	-	505
Non-controlling interests	24	6	3	-	33
Net income from continuing operations	236	86	150	-	472
Net income from discontinued operations	-	56	-	-	56
Net income	236	142	150	-	528
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 225	$ 142	$ 147	$ -	$ 514

17. Subsequent Events

(a) On April 1, 2008, GWL&A completed the previously announced sale of its health care business, Great-West Healthcare (refer to note 2).

(b) On April 18, 2008, the Company repaid $1,085 ($730 Canadian and U.S. $345) on its one year credit facility with a Canadian chartered bank. As a result, the outstanding balance of the credit facility is $579 ($268 Canadian and U.S. $302).

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Item 2 Date of Material Change

May 1, 2008.

Item 3 News Release

A news release (a copy of which is attached as Schedule A) announcing the material change referred to in this report was issued on May 1, 2008 through the facilities of CNW Group Ltd.

Item 4 Summary of Material Change

On May 1, 2008, Great-West Lifeco Inc. announced that Robert Gratton stepped down as Chairman of the Boards of Great-West Lifeco Inc., The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Canada Life Capital Corporation Inc. and that Raymond L. McFeetors had been appointed to succeed him as Chairman of such boards.

In addition, the following management appointments were announced:

- D. Allen Loney, formerly Executive Vice-President, Chief Actuary / Capital Management, was appointed President and CEO of Great-West Lifeco, Great-West Life, London Life and Canada Life;
- William L. Acton, formerly President and Chief Operating Officer, Europe, was appointed President and Chief Executive Officer, Canada Life Capital Corporation, the holding company for Great-West Lifeco's European operations;
- Mitchell T.G. Graye, formerly Executive Vice-President and Chief Financial Officer, United States, was appointed President and Chief Executive Officer, Great-West Life & Annuity in the United States;
- Denis J. Devos, President and Chief Operating Officer, Canada has indicated his intention to retire, Paul Mahon will become President and Chief Operating Officer, Canada; and
- William W. Lovatt, formerly Executive Vice-President and Chief Financial Officer, Canada was appointed Executive Vice-President and Chief Financial Officer of Great-West Lifeco, Great-West Life, London Life and Canada Life.

Item 5 Full Description of Material Change

See news release attached as Schedule A.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Marlene Klassen, APR, Assistant Vice-President, Communication Services, Great-West Lifeco Inc., (204) 946-7705.

Item 9 Date of Report

May 8, 2008.

Schedule A

GREAT-WEST
LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports first quarter 2008 results

Winnipeg, May 1, 2008 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $654 million for the three months ended March 31, 2008, up 27% compared to net income of $514 million reported a year ago.

The 2008 results include two non-recurring items that totaled $118 million, after-tax, or $0.132 per common share, as described in the United States section of this Release. Excluding these items, adjusted net income attributable to common shareholders was $536 million for the three months ended March 31, 2008, up 4% over 2007. On a per share basis, this represents $0.600 per common share for the three months ended March 31, 2008 compared to $0.576 per common share for 2007.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has reduced reported net income in the quarter by approximately $0.051 per common share, or $46 million. On a constant currency basis, adjusted net income attributable to common shareholders increased 13% over 2007.

Highlights

- Quarterly dividends declared were $0.2925 per common share payable June 30, 2008. Dividends paid on common shares for the three months ended March 31, 2008 were 15% higher than a year ago.
- On April 1, Lifeco announced that the sale of its U.S. Healthcare business had been completed. Lifeco has applied approximately $1.1 billion of the sale proceeds to reduce its outstanding bank bridge facility.
- Adjusted return on common shareholders' equity was 21.1% for the twelve months ended March 31, 2008.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

.../2

CANADA

Net income attributable to common shareholders for the first quarter of 2008 was $249 million compared to $225 million in 2007, an increase of 11%. Individual Insurance & Investment Products earnings at $175 million were up 13% while Group Insurance earnings of $100 million were up 16%. Earnings in the Corporate segment were $10 million lower than 2007 due to the mark-to-market adjustment of two series of Lifeco preferred shares.

Total sales for the three months ended March 31, 2008 were $2,297 million compared to $2,636 million in 2007, a decrease of 13%. The decrease reflects strong segregated and mutual fund sales in 2007 that were not repeated because of a weak market environment in 2008.

Total assets under administration at March 31, 2008 were $100.8 billion, compared to $101.0 billion at December 31, 2007.

UNITED STATES

Net income attributable to common shareholders for the first quarter of 2008 increased 67% to $237 million from $142 million for the first quarter of 2007.

In the quarter, two non-recurring items contributed approximately $118 million to earnings. A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

Net income for the quarter includes $43 million in 2008 and $56 million in 2007 in connection with Lifeco's U.S. healthcare business, which has been designated as discontinued operations.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the United States dollar has reduced reported net income in the quarter by approximately $0.022 per common share, or $20 million. On a constant currency basis, adjusted net income attributable to common shareholders decreased 2% over 2007.

Total sales for the three months ended March 31, 2008 were $15.5 billion compared to $1.2 billion in 2007. Putnam's asset management business is included in the 2008 results.

Total assets under administration at March 31, 2008 were $221.8 billion compared to $231.4 billion at December 31, 2007. Included in assets under administration were $173.4 billion of mutual fund and institutional account assets managed by Putnam.

.../3

EUROPE

Net income attributable to common shareholders for the first quarter of 2008 was $175 million compared to $147 million for the first quarter of 2007, an increase of 19%.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the British pound, the euro and the United States dollar has reduced reported net income in the quarter by approximately $0.029 per common share, or $26 million. On a constant currency basis, net income attributable to common shareholders increased 36% over 2007.

Total sales for the three months ended March 31, 2008 were $1,204 million compared to $1,636 million in 2007, a decrease of 26%.

Total assets under administration at March 31, 2008 were $76.0 billion, compared to $61.7 billion at December 31, 2007.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was a charge of $7 million for the first quarter of 2008 compared to nil for the first quarter of 2007.

MANAGEMENT APPOINTMENTS

At Great-West Lifeco's annual meeting, held today in Winnipeg, **Robert Gratton** indicated his decision to step down as Chairman of the Boards of Great-West Lifeco, Great-West Life, London Life, Canada Life, Great-West Life & Annuity and Canada Life Capital Corporation.

Raymond L. McFeetors has been appointed to succeed him as Chairman of the Boards of Great-West Lifeco, Great-West Life, London Life, Canada Life, Great-West Life & Annuity and Canada Life Capital Corporation.

The following Management appointments were announced at the annual meeting:

- **D. Allen Loney**, formerly Executive Vice-President, Chief Actuary / Capital Management, was appointed President and CEO of Great-West Lifeco, Great-West Life, London Life and Canada Life.
- **William L. Acton**, formerly President and Chief Operating Officer, Europe was appointed President and Chief Executive Officer, Canada Life Capital Corporation, the holding company for the European operations.
- **Mitchell T.G. Graye**, formerly Executive Vice-President and Chief Financial Officer, United States, was appointed President and Chief Executive Officer, Great-West Life & Annuity in the United States.
- **Denis J. Devos**, President and Chief Operating Officer, Canada, has indicated his intention to retire following 35 years of distinguished service. To succeed him the Board appointed **Paul Mahon** President and Chief Operating Officer, Canada.
- **William W. Lovatt**, formerly Executive Vice-President and Chief Financial Officer, Canada, was appointed Executive Vice-President and Chief Financial Officer of Great-West Lifeco, Great-West Life, London Life and Canada Life.

.../4

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable June 30, 2008 to shareholders of record at the close of business June 2, 2008.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable June 30, 2008 to shareholders of record at the close of business June 2, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $398 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is

.../5

cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 1 at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from May 1 until May 8, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3258989#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2008	2007	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 16,790**	$ 5,342	-
Self-funded premium equivalents (ASO contracts)	**585**	568	3%
Segregated funds deposits:			
Individual products	**2,018**	2,701	-25%
Group products	**1,541**	1,716	-10%
Proprietary mutual funds deposits (1)	**8,844**	220	-
Total premiums and deposits	**29,778**	10,547	182%
Fee and other income	**797**	553	44%
Paid or credited to policyholders	**16,284**	5,341	-
Net income - common shareholders			
Continuing operations - adjusted (3)	**493**	458	8%
Discontinued operations (2)	**43**	56	-23%
Net income - adjusted (3)	**536**	514	4%
Adjustments after tax (3)	**118**	-	-
Net income	**654**	514	27%
Per common share			
Basic earnings - adjusted (3)	**$ 0.600**	$ 0.576	4%
Adjustments after tax	**0.132**	-	-
Basic earnings	**0.732**	0.576	27%
Dividends paid	**0.2925**	0.255	15%
Book value	**11.80**	11.31	4%
Return on common shareholders' equity (12 months):			
Net income - adjusted (3)	**21.1%**	20.4%	
Net income	**21.3%**	20.4%	
At March 31			
Total assets	**$ 133,740**	$ 121,439	10%
Segregated funds net assets	**89,092**	92,663	-4%
Proprietary mutual funds net assets	**175,880**	2,098	-
Total assets under administration	**$ 398,712**	$ 216,200	84%
Share capital and surplus	**$ 11,651**	$ 11,191	4%

(1) Includes Putnam Investments, LLC mutual funds deposits.
(2) Represents the operating results of Great-West Life & Annuity Insurance Company's (GWL&A), an indirect wholly-owned subsidiary of Lifeco, health care business which was sold effective April 1, 2008.
(3) During the first quarter of 2008, net income attributable to common shareholders was increased by $118 or $0.132 per common share as a result of the following items in the Company's United States segment:
  (a) A gain realized in connection with the termination of a long-standing assumption reinsurance agreement ($176 after tax or $0.197 per common share) as described in Note 8 to the interim consolidated financial statements;
  (b) Reserve strengthening in GWL&A's continuing operations (($58) after tax or ($0.065) per common share) as described in note 2 to the interim consolidated financial statements;

Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated excluding third quarter 2007 non-recurring items

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2008	2007
Income		
Premium income	**$ 16,790**	$ 5,342
Net investment income (note 4)		
Regular net investment income	**1,352**	1,394
Changes in fair value on held for trading assets	**(940)**	(417)
Total net investment income	**412**	977
Fee and other income	**797**	553
	17,999	6,872
Benefits and expenses		
Policyholder benefits	**3,689**	5,200
Policyholder dividends and experience refunds	**347**	165
Change in actuarial liabilities	**12,248**	(24)
Total paid or credited to policyholders	**16,284**	5,341
Commissions	**322**	340
Operating expenses	**648**	457
Premium taxes	**52**	57
Financing charges (note 6)	**106**	51
Amortization of finite life intangible assets	**10**	8
Net income from continuing operations before income taxes	**577**	618
Income taxes - current	**120**	124
- future	**(11)**	(11)
Net income from continuing operations before non-controlling interests	**468**	505
Non-controlling interests (note 8)	**(157)**	33
Net income from continuing operations	**625**	472
Net income from discontinued operations (note 2)	**43**	56
Net income	**668**	528
Perpetual preferred share dividends	**14**	14
Net income - common shareholders	**$ 654**	$ 514
Earnings per common share (note 13)		
Basic	**$ 0.732**	$ 0.576
Diluted	**$ 0.728**	$ 0.572

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	March 31, 2008	December 31, 2007	March 31, 2007
Assets			
Bonds (note 4)	$ 66,935	$ 65,069	$ 74,586
Mortgage loans (note 4)	16,358	15,869	15,356
Stocks (note 4)	6,415	6,543	5,621
Real estate (note 4)	2,691	2,547	2,224
Loans to policyholders	6,521	6,317	6,731
Cash and cash equivalents	3,416	3,650	2,693
Funds held by ceding insurers	14,393	1,512	1,866
Assets of operations held for sale (note 2)	670	697	828
Goodwill	6,325	6,295	5,391
Intangible assets	4,023	3,917	1,560
Other assets	5,993	5,972	4,583
Total assets	$ 133,740	$ 118,388	$ 121,439
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 102,195	$ 87,681	$ 92,689
Provision for claims	1,340	1,315	1,231
Provision for policyholder dividends	622	600	578
Provision for experience rating refunds	218	310	174
Policyholder funds	2,292	2,160	2,163
	106,667	92,066	96,835
Debentures and other debt instruments (note 7)	5,155	5,241	1,960
Funds held under reinsurance contracts	169	164	1,964
Other liabilities	5,129	5,211	3,939
Liabilities of operations held for sale (note 2)	396	428	602
Repurchase agreements	689	344	896
Deferred net realized gains	180	179	188
	118,385	103,633	106,384
Preferred shares (note 9)	797	786	825
Capital trust securities and debentures	636	639	634
Non-controlling interests			
Participating account surplus in subsidiaries	1,952	2,103	2,042
Preferred shares issued by subsidiaries	157	157	209
Perpetual preferred shares issued by subsidiaries	151	152	154
Non-controlling interests in capital stock and surplus	11	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	1,099	1,099	1,099
Common shares	4,714	4,709	4,687
Accumulated surplus	6,992	6,599	5,772
Accumulated other comprehensive income	(1,190)	(1,533)	(396)
Contributed surplus	36	34	29
	11,651	10,908	11,191
Total liabilities, share capital and surplus	$ 133,740	$ 118,388	$ 121,439

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(373)
Net income	**668**	528
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(14)
Common shareholders	**(261)**	(227)
Balance, end of period	**$ 6,992**	$ 5,772
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	262
Other comprehensive income	**343**	(111)
Balance, end of period	**$ (1,190)**	$ (396)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense	**2**	1
Balance, end of period	**$ 36**	$ 29

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Net income	**$ 668**	$ 528
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations	**456**	(75)
Unrealized gains (losses) on available for sale assets	**(49)**	(15)
Reclassification of realized (gains) losses on available for sale assets	**(10)**	(21)
Unrealized gains (losses) on cash flow hedges	**(46)**	-
Non-controlling interests	**(8)**	-
	343	(111)
Comprehensive income	**$ 1,011**	$ 417

Income tax (expense) benefit included in other comprehensive income

	For the three months ended March 31	
	2008	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**22**	4
Reclassification of realized (gains) losses on available for sale assets	**3**	7
Unrealized gains (losses) on cash flow hedges	**25**	-
Non-controlling interests	**2**	-
	$ 52	$ 11

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2008	2007
Operations		
Net income	**$ 668**	$ 528
Adjustments:		
Change in policy liabilities	**(250)**	(52)
Change in funds held by ceding insurers	**(18)**	288
Change in funds held under reinsurance contracts	**(1)**	26
Change in current income taxes payable	**(171)**	(44)
Future income tax expense	**(11)**	(11)
Changes in fair value of financial instruments	**951**	415
Other	**(385)**	(972)
Cash flows from operations	**783**	178
Financing Activities		
Issue of common shares	**5**	11
Repayments on credit facility	**(235)**	-
Increase in line of credit in subsidiary	**80**	-
Repayment of debentures and other debt instruments	**(2)**	(9)
Dividends paid	**(275)**	(241)
	(427)	(239)
Investment Activities		
Bond sales and maturities	**4,644**	6,532
Mortgage loan repayments	**376**	469
Stock sales	**389**	353
Real estate sales	**100**	19
Change in loans to policyholders	**(37)**	(34)
Change in repurchase agreements	**369**	(427)
Investment in bonds	**(5,342)**	(5,943)
Investment in mortgage loans	**(712)**	(594)
Investment in stocks	**(448)**	(572)
Investment in real estate	**(100)**	(113)
	(761)	(310)
Effect of changes in exchange rates on cash and cash equivalents	**168**	(16)
Decrease in cash and cash equivalents	**(237)**	(387)
Cash and cash equivalents from continuing ($3,650) and discontinued operations ($26), beginning of year	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**(23)**	(3)
Cash and cash equivalents from continuing operations, end of period	**$ 3,416**	$ 2,693

Notes to Consolidated Financial Statements *(unaudited)*

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in cash and will retain an estimated U.S. $750 million representing the amount of equity invested in the business at the closing date. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	March 31, 2008	March 31, 2007
Income		
Premium income	$ 224	$ 271
Net investment income	11	25
Fee and other income	164	211
	399	507
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	191	243
Other	145	183
Net income from discontinued operations before income taxes	63	81
Income taxes	20	25
Net income from discontinued operations	$ 43	$ 56

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	March 31, 2008	December 31, 2007	March 31, 2007
Assets			
Bonds	$ 184	$ 241	$ 275
Cash and cash equivalents	23	26	3
Goodwill	49	47	49
Intangible assets	11	11	6
Other assets	403	372	495
Assets of operations held for sale	$ 670	$ 697	$ 828
Liabilities			
Policy liabilities	$ 231	$ 248	$ 333
Other liabilities	165	180	247
Repurchase agreements	-	-	22
Liabilities of operations held for sale	$ 396	$ 428	$ 602

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance March 31, 2008
Compensation costs	$ 133	$ (27)	$ (15)	$ (6)	$ 85
Exiting and consolidating operations	22	(6)	-	-	16
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (15)	$ (6)	$ 129
Accrued on acquisition	$ 154	$ (34)	$ (15)	$ (6)	$ 99
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (15)	$ (6)	$ 129

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

	March 31, 2008							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,895	$ 16,892	$ 645	$ 1,786	$ 1,951	$ -	$ -	$ 21,218
- corporate	2,917	34,781	1,053	6,966	7,141	-	-	45,717
	4,812	51,673	1,698	8,752	9,092	-	-	66,935
Mortgage loans								
- residential	-	-	-	7,066	7,271	-	-	7,066
- non-residential	-	-	-	9,292	9,405	-	-	9,292
	-	-	-	16,358	16,676	-	-	16,358
Stocks	1,426	4,666	-	-	-	323	416	6,415
Real estate	-	-	-	-	-	2,691	2,940	2,691
	$ 6,238	$ 56,339	$ 1,698	$ 25,110	$ 25,768	$ 3,014	$ 3,356	$ 92,399

December 31, 2007								
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

March 31, 2007								
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,879	$ 21,319	$ 1,013	$ 2,240	$ 2,275	$ -	$ -	$ 26,451
- corporate	3,097	36,813	615	7,610	8,405	-	-	48,135
	4,976	58,132	1,628	9,850	10,680	-	-	74,586
Mortgage loans								
- residential	-	-	-	7,259	7,435	-	-	7,259
- non-residential	-	-	-	8,097	8,203	-	-	8,097
	-	-	-	15,356	15,638	-	-	15,356
Stocks	896	4,416	-	-	-	309	449	5,621
Real estate	-	-	-	-	-	2,224	2,689	2,224
	$ 5,872	$ 62,548	$ 1,628	$ 25,206	$ 26,318	$ 2,533	$ 3,138	$ 97,787

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	March 31, 2008	December 31, 2007	March 31, 2007
Bonds	$ 19	$ 33	$ 77
Mortgage loans	9	9	25
	$ 28	$ 42	$ 102

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the three months ended March 31, 2008			For the three months ended March 31, 2007		
	Bonds	Mortgage Loans	Total	Bonds	Mortgage Loans	Total
Balance, beginning of year	$ 34	$ 19	$ 53	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	-	-	-	(1)	-	(1)
Write-offs, net of recoveries	(6)	-	(6)	-	-	-
Other (including foreign exchange rate changes)	1	1	2	(1)	-	(1)
Balance, end of period	$ 29	$ 20	$ 49	$ 42	$ 30	$ 72

(c) Net investment income is comprised of the following:

For the three months ended March 31, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	$ 890	$ 228	$ 45	$ 35	$ 128	$ 1,326
Net realized gains (losses) *(available for sale)*	13	-	-	-	-	13
Net realized gains (losses) *(other classifications)*	6	6	5	-	-	17
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	11	-	11
Other income and expenses	-	-	-	-	(15)	(15)
	909	234	50	46	113	1,352
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	21	-	-	-	-	21
Net realized/ unrealized gains (losses) *(designated held for trading)*	(683)	(242)	-	-	(36)	(961)
	(662)	(242)	-	-	(36)	(940)
Net investment income	$ 247	$ (8)	$ 50	$ 46	$ 77	$ 412

For the three months ended March 31, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 903	$ 224	$ 43	$ 35	$ 152	$ 1,357
Net realized gains (losses) *(available for sale)*	25	-	3	-	-	28
Net realized gains (losses) *(other classifications)*	2	6	-	-	-	8
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	930	230	46	54	134	1,394
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(3)	-	-	-	-	(3)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(481)	-	79	-	(12)	(414)
	(484)	-	79	-	(12)	(417)
Net investment income	$ 446	$ 230	$ 125	$ 54	$ 122	$ 977

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has enterprise-wide policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is avoided by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	March 31, 2008
Cash and cash equivalents	$ 3,439
Bonds	
Held for trading	53,460
Available for sale	4,907
Amortized cost	8,752
Mortgage loans	16,358
Loans to policyholders	6,521
Other financial assets	27,769
Derivative assets	710
Total balance sheet maximum credit exposure	$ 121,916

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

GREAT-WEST LIFECO INC.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

	March 31, 2008
Bonds issued or guaranteed by:	
Canadian federal government	$ 1,610
Canadian provincial and municipal governments	4,795
U.S. Treasury and other U.S. agencies	4,619
Other foreign governments	8,688
Total government issued or government bonds	19,712
Corporate bonds by industry sector:	
Asset-backed securities	8,117
Communications	1,370
Consumer staples and discretionary	4,428
Financials	14,653
Healthcare	1,270
Industrials	2,613
Utilities and energy	8,435
Other	3,848
Total corporate	44,734
Short term bonds	2,489
	$ 66,935
Canada	$ 25,241
United States	16,771
Europe/Reinsurance	24,923
	$ 66,935

The following table provides details of the carrying value of mortgage loans by geographic location:

	March 31, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,791	$ 4,712	$ 5,441	$ 11,944
United States	-	527	1,211	1,738
Europe/Reinsurance	-	31	2,645	2,676
Total mortgages	$ 1,791	$ 5,270	$ 9,297	$ 16,358

(iii) Asset Quality

Bond Portfolio Quality

	March 31, 2008
AAA	$ 28,518
AA	10,716
A	16,965
BBB	7,799
BB and lower	448
	64,446
Short term bonds	2,489
Total bonds	$ 66,935

Derivative Portfolio Quality

	March 31, 2008
Over-the-counter contracts (counterparty ratings):	
AAA	$ 2
AA	460
A	249
Total	$ 711

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At March 31, 2008, the Company held assets of $8 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 5,153	$ 1,845	$ 1	$ 1	$ 1	$ 716	$ 2,589
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 6,709	$ 1,845	$ 1	$ 1	$ 1	$ 1,273	$ 3,588

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($191 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.
- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.
- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to additionally increase non-participating actuarial liabilities by approximately $20. A 10% decrease in foreign currency rates would be expected to additionally decrease non-participating actuarial liabilities by approximately $20.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate and permanent 1% increase or an immediate and permanent 1% decrease in the level of interest rates at all future dates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $28.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $150.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $55. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $64.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended March 31	
	2008	2007
Interest on long-term debentures and other debt instruments	**$ 75**	$ 30
Dividends on preferred shares classified as liabilities	**9**	9
Unrealized losses (gains) on preferred shares classified as held for trading	**11**	(2)
Other	**2**	5
Interest on capital trust debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Total	**$ 106**	$ 51

7. Debentures and Other Debt Instruments

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the line to repay the U.S. $150 demand promissory note. There was U.S. $80 outstanding under the line of credit at March 31, 2008.

During the first quarter of 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. The outstanding balance of this credit facility at March 31, 2008 and December 31, 2007 respectively was $1,664 ($998 Canadian and U.S. $647) and $1,873 ($1,233 Canadian and U.S. $647).

8. Non-Controlling Interests

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the three months ended March 31, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(12) for Series E (for the three months ended March 31, 2007, $2 for Series D and $0 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	March 31, 2008		December 31, 2007		March 31, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**358,243**	**5**	2,609,850	33	993,457	11
Balance, end of period	**894,119,882**	**$ 4,714**	893,761,639	$ 4,709	892,145,246	$ 4,687

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

	March 31, 2008	December 31, 2007	March 31, 2007
Capital Available:			
Tier 1 Capital			
Common shares	$ 6,116	$ 6,116	$ 6,116
Shareholder surplus	4,921	4,672	4,081
Qualifying non-controlling interests	151	152	154
Innovative instruments	634	636	631
Other Tier 1 Capital Elements	1,621	1,337	1,775
Gross Tier 1 Capital	13,443	12,913	12,757
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	5,708	5,724	5,725
Other deductions	1,347	1,219	1,132
Net Tier 1 Capital	6,388	5,970	5,900
Tier 2 Capital			
Tier 2A	447	456	548
Tier 2B allowed	501	502	502
Tier 2C	1,322	1,262	1,178
Tier 2 Capital Allowed	2,270	2,220	2,228
Total Tier 1 and Tier 2 Capital	8,658	8,190	8,128
Less: Deductions/Adjustments	124	101	205
Total Available Capital	$ 8,534	$ 8,089	$ 7,923
Capital Required:			
Assets Default & market risk	$ 1,487	$ 1,457	$ 1,336
Insurance Risks	1,735	1,675	1,690
Interest Rate Risks	1,026	888	872
Other	(57)	(76)	(135)
Total Capital Required	$ 4,191	$ 3,944	$ 3,763
MCCSR ratios:			
Tier 1	152%	151%	157%
Total	204%	205%	211%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 GWL&A has estimated the risk-based capital (RBC) ratio to be 586%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

11. Stock Based Compensation

110,000 options were granted under the Company's stock option plan for the three months ended March 31, 2008 (1,749,000 options were granted during the first quarter of 2007). The weighted fair value of options granted during the three months ended March 31, 2008 were $3.13 per option ($7.49 per option during the three months ended March 31, 2007). Compensation expense of $2 after-tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2008 ($1 after-tax for the three months ended March 31, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2008	2007
Pension benefits	**$ 13**	$ 11
Other benefits	**3**	5
Total	**$ 16**	$ 16

GREAT-WEST LIFECO INC.

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2008	2007
(a) Earnings		
Net income from continuing operations	**$ 625**	$ 472
Net income from discontinued operations	**43**	56
Net income	**$ 668**	$ 528
Perpetual preferred share dividends	**14**	14
Net income - common shareholders	**$ 654**	$ 514
(b) Number of common shares		
Average number of common shares outstanding	**893,862,214**	891,567,961
Add:		
- Potential exercise of outstanding stock options	**4,838,672**	6,958,935
Average number of common shares outstanding - diluted basis	**898,700,886**	898,526,896
Basic earnings per common share		
From continuing operations	**$ 0.684**	$ 0.513
From discontinued operations	**0.048**	0.063
	$ 0.732	$ 0.576
Diluted earnings per common share		
From continuing operations	**$ 0.680**	$ 0.510
From discontinued operations	**0.048**	0.062
	$ 0.728	$ 0.572

14. Accumulated Other Comprehensive Income

	For the three months ended March 31, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ 81	$ (1,533)
Other comprehensive income	456	(84)	(71)	301	(10)	291
Income tax	-	25	25	50	2	52
	456	(59)	(46)	351	(8)	343
Balance, end of period	$ (1,345)	$ 115	$ (33)	$ (1,263)	$ 73	$ (1,190)

	For the three months ended March 31, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ 44	$ (547)
Opening transition adjustment	-	383	-	383	(19)	364
Income tax	-	(107)	-	(107)	5	(102)
	-	276	-	276	(14)	262
Other comprehensive income	(75)	(47)	-	(122)	-	(122)
Income tax	-	11	-	11	-	11
	(75)	(36)	-	(111)	-	(111)
Balance, end of period	$ (666)	$ 240	$ -	$ (426)	$ 30	$ (396)

15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

16. Segmented Information
Consolidated Operations
For the three months ended March 31, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,977	$ 853	$ 13,960	$ -	$ 16,790
Net investment income					
Regular net investment income	624	316	419	(7)	1,352
Changes in fair value on held for trading assets	(88)	(220)	(632)	-	(940)
Total net investment income	536	96	(213)	(7)	412
Fee and other income	265	378	154	-	797
Total income	2,778	1,327	13,901	(7)	17,999
Benefits and expenses:					
Paid or credited to policyholders	1,868	914	13,502	-	16,284
Other	546	396	185	1	1,128
Amortization of finite life intangible assets	4	5	1	-	10
Net operating income before income taxes	360	12	213	(8)	577
Income taxes	81	(7)	36	(1)	109
Net income before non-controlling interests	279	19	177	(7)	468
Non-controlling interests	19	(175)	(1)	-	(157)
Net income from continuing operations	260	194	178	(7)	625
Net income from discontinued operations	-	43	-	-	43
Net income	260	237	178	(7)	668
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 249	$ 237	$ 175	$ (7)	$ 654

For the three months ended March 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,805	$ 603	$ 2,934	$ -	$ 5,342
Net investment income					
Regular net investment income	625	357	411	1	1,394
Changes in fair value on held for trading assets	(31)	37	(423)	-	(417)
Total net investment income	594	394	(12)	1	977
Fee and other income	255	136	162	-	553
Total income	2,654	1,133	3,084	1	6,872
Benefits and expenses:					
Paid or credited to policyholders	1,768	846	2,727	-	5,341
Other	578	155	171	1	905
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	304	129	185	-	618
Income taxes	44	37	32	-	113
Net income before non-controlling interests	260	92	153	-	505
Non-controlling interests	24	6	3	-	33
Net income from continuing operations	236	86	150	-	472
Net income from discontinued operations	-	56	-	-	56
Net income	236	142	150	-	528
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 225	$ 142	$ 147	$ -	$ 514

17. Subsequent Events

(a) On April 1, 2008, GWL&A completed the previously announced sale of its health care business, Great-West Healthcare (refer to note 2).

(b) On April 18, 2008, the Company repaid $1,085 ($730 Canadian and U.S. $345) on its one year credit facility with a Canadian chartered bank. As a result, the outstanding balance of the credit facility is $579 ($268 Canadian and U.S. $302).

Great-West Lifeco Inc.
Annual Meeting of Shareholders
May 1, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

1. **Election of Directors**

A ballot was conducted to vote on the election of the following 23 nominees as Directors of the Corporation, each to serve for a term of one year or until their successors are elected or appointed, and the outcome was as follows:

Nominees	Number of Votes For	Percentage of Votes For	Number of Votes Withheld	Percentage of Votes Withheld
Marc A. Bibeau	806,188,939	99.89%	898,393	0.11%
Marcel R. Coutu	742,983,117	92.06%	64,104,256	7.94%
Orest T. Dackow	748,070,488	92.69%	59,016,847	7.31%
André Desmarais	783,249,677	97.05%	23,837,718	2.95%
Paul Desmarais Jr.	783,227,326	97.04%	23,860,310	2.96%
Robert Gratton	744,641,997	92.26%	62,445,637	7.74%
H. David Graves	798,989,543	99.00%	8,097,331	1.00%
V. Peter Harder	806,251,869	99.90%	835,774	0.10%
Michael L. Hepher	806,152,687	99.88%	934,825	0.12%
Chaviva M. Hošek	806,177,340	99.89%	910,299	0.11%
Daniel Johnson	744,708,001	92.27%	62,379,633	7.73%
Kevin P. Kavanagh	741,269,930	91.85%	65,817,702	8.15%
Donald F. Mazankowski	801,394,171	99.29%	5,691,953	0.71%
William T. McCallum	744,451,061	92.24%	62,634,384	7.76%
Raymond L. McFeetors	783,328,942	97.06%	23,757,298	2.94%
Jerry E. A. Nickerson	792,180,513	98.15%	14,906,565	1.85%
David A. Nield	741,524,970	91.88%	65,562,097	8.12%
R. Jeffrey Orr	744,783,529	92.28%	62,303,991	7.72%
Michel Plessis-Bélair	745,576,822	92.38%	61,510,807	7.62%
Philip K. Ryan	745,861,940	92.41%	61,225,692	7.59%
Guy St-Germain	792,129,714	98.15%	14,957,928	1.85%
Emőke J.E. Szathmáry	805,071,945	99.75%	2,015,697	0.25%
Murray Taylor	745,945,058	92.42%	61,138,517	7.58%

2. **Appointment of Auditors**

A ballot was conducted to vote on the appointment of Deloitte & Touch, LLP as the auditors of the Corporation to hold office until the close of the next Annual Meeting of the Corporation, or until its successor is appointed, its remuneration to be fixed by the Board of Directors, and the outcome was as follows:

	Number of Votes Cast	Percentage of Votes Cast
Votes in Favour	803,607,113	99.57%
Votes Withheld	3,477,630	0.43%
Total	807,08,743	100.00%

3. **Shareholder Proposal**

A ballot was conducted to vote on the Shareholder Proposal as outlined in the Proxy Circular, and the outcome was as follows:

	Number of Votes Cast	Percentage of Votes Cast
Votes in Favour	91,878,799	11.47%
Votes Against	709,433,628	88.53%
Total	801,312,427	100.00%

Dated this 1st day of May, 2008.

GREAT-WEST LIFECO INC.

'Robert G. Siddall'
Associate Counsel and Associate Secretary

END